HIVE DIGITAL TECHNOLOGIES LTD.

ANNUAL INFORMATION FORM

FOR THE FISCAL YEAR ENDED MARCH 31, 2024

June 24, 2024

GLOSSARY

$ or USD$	United States Dollar.
2021 ATM Equity Program	Means the Company's at-the-market equity program pursuant to the 2021 Equity Distribution Agreement, whereby the Company was entitled to issue Common Shares at prevailing market prices.
2022 ATM Equity Program	Means the Company's at-the-market equity program pursuant to the 2022 Equity Distribution Agreement, whereby the Company was entitled to issue Common Shares at prevailing market prices.
2023 ATM Equity Program	Means the Company's at-the-market equity program pursuant to the 2023 Equity Distribution Agreement, whereby the Company may, from time to time, issue Common Shares at prevailing market prices.
2021 ATM Shares	Means the Common Shares that have been issued pursuant to the 2021 ATM Equity Program.
2022 ATM Shares	Means the Common Shares that have been issued pursuant to the 2022 ATM Equity Program.
2023 ATM Shares	Means the Common Shares that have been issued pursuant to the 2023 ATM Equity Program.
2021 Debentures	Means the unsecured convertible debentures issued pursuant to the Company's non-brokered private placement with U.S. Global, for aggregate gross proceeds of $15,000,000.
2021 Equity Distribution Agreement	Means the equity distribution agreement between the Company and Canaccord Genuity Corp. dated February 2, 2021.
2022 Equity Distribution Agreement	Means the equity distribution agreement between the Company and H.C. Wainwright & Co. dated September 2, 2022.
2023 Equity Distribution Agreement	Means the equity distribution agreement between the Company and Stifel GMP and Canaccord Genuity Corp. dated May 10, 2023.
AIF	This annual information form of the Company dated June 24, 2024.
Affiliate	A company is an "Affiliate" of another company if
(a) one of them is the subsidiary of the other, or
(b) each of them is controlled by the same Person.
A company is "controlled" by a Person if
(a) voting securities of the company are held, other than by way of security only, by or for the benefit of that Person, and
(b) the voting securities, if voted, entitle the Person to elect a majority of the directors of the company.
A Person beneficially owns securities that are beneficially owned by
(a) a company controlled by that Person, or
(b) an Affiliate of that Person or an Affiliate of any company controlled by that Person.
ASIC	Means application-specific integrated circuit, a microchip designed for a special application, such as a particular kind of transmission protocol or a hand-held computer. In the context of digital currency mining, ASICs have been designed to solve specific hashing algorithms efficiently, including for Bitcoin mining.

Associate	When used to indicate a relationship with a Person, means
(a) an issuer of which the Person beneficially owns or controls, directly or indirectly, voting securities entitling him to more than 10% of the voting rights attached to all outstanding voting securities of the issuer,
(b) any partner of the Person,
(c) any trust or estate in which the Person has a substantial beneficial interest or in respect of which the Person serves as trustee or in a similar capacity, and
(d) in the case of a Person who is an individual, (i) that Person's spouse or child, or (ii) any relative of that Person or of his spouse who has the same residence as that Person; but where the Exchange determines that two Persons shall, or shall not, be deemed to be associates with respect to a Member firm, Member corporation or holding company of a Member corporation, then such determination shall be determinative of their relationships in the application of Rule D.1.00 of the Exchange with respect to that Member firm, Member corporation or holding company.
atNorth	Means atNorth ehf. (formerly "Advania Data Centers ehf.")
August 2023 ATM Equity Program	Means the Company's at-the-market equity program pursuant to the August 2023 Equity Distribution Agreement, whereby the Company may, from time to time, issue Common Shares at prevailing market prices.
August 2023 ATM Shares	Means the Common Shares that have been issued pursuant to the August 2023 ATM Equity Program.
August 2023 Equity Distribution Agreement	Means the amended and restated equity distribution agreement between the Company, Stifel GMP, Canaccord Genuity Corp., and Canaccord Genuity LLC dated August 17, 2023.
Bank Frick	Means Bank Frick & Co. AG.
Barrage	Means Barrage d.o.o. (LLC).
BCBCA	The Business Corporations Act (British Columbia), including the regulations made thereunder, in each case as now in effect and as may be amended or replaced from time to time.
BCSC	British Columbia Securities Commission.
Bikupa	Means Bikupa Datacenter AB.
Bikupa 2 or Bikupa Datacenter 2	Means Bikupa Datacenter 2 AB.
Bitcoin or BTC	Bitcoin refers to the native token of the Bitcoin Network which utilizes the SHA-256 algorithm. Bitcoin is a peer-to-peer payment system and the digital currency of the same name which uses open source cryptography to control the creation and transfer of such digital currency.
Bitcoin Network	The network of computers running the software protocol underlying Bitcoin and which network maintains the database of Bitcoin ownership and facilitates the transfer of Bitcoin among parties.
Bitmain	Bitmain Technologies Ltd., a leading supplier of ASIC hardware (under the brand name Antminer) which designs and manufacturers high performance computing chips and software.
Blockbase	Blockbase Consulting GmbH.
Blockchain	An immutable, decentralized public transaction ledger which records transactions, such as financial transactions in cryptocurrency, in chronological order. Bitcoin and Ethereum are examples of well-known and widely distributed blockchains.

Board or Board of Directors	The board of directors of the Company.
Boden Tech	Means Boden Technologies AB.
Borealis Facility	Has the meaning given to it under the heading "GENERAL DEVELOPMENT OF THE BUSINESS - Fiscal 2021 - HIVE Iceland Facility Updates".
Business Transfer Agreement	Has the meaning given to it under the heading "GENERAL DEVELOPMENT OF THE BUSINESS - Fiscal 2021 - Bikupa Datacenter AB".
BuzzMiner	Means the Bitcoin ASIC Miners built and distributed by the Company.
°C	Degrees centigrade.
CAD$	Canadian Dollar.
CEO	Chief Executive Officer.
CFO	Chief Financial Officer.
Coincover	Means Digital Asset Services Ltd.
Common Shares or HIVE Shares	The post-consolidation common shares in the capital of the Company.
Company or HIVE	HIVE Digital Technologies Ltd.
Computershare	Computershare Investor Services Inc.
Consolidation	Means the consolidation of the Pre-Consolidation Common Shares on May 24, 2022 on the basis of five Pre-Consolidation Common Shares for one Common Share.
Contracted Reserve	Has the meaning given to it under the heading "DESCRIPTION OF THE BUSINESS - Description of the Business - The Hive New Brunswick Facility."
COVID-19	Has the meaning given to it under the heading "RISK FACTORS - Pandemics and COVID-19".
CPU	Central processing unit is the component of a computer that provides computing power for execution of operations performed by software installed on that computer.
Cryptologic	Cryptologic Corp.
Cryptologic SPA	Means the share purchase agreement between the Company and Cryptologic dated as of March 27, 2020 pursuant to which the Company acquired the Lachute Facility.
Custodians	Means Fireblocks Ltd. and Bank Frick.
DeFi Technologies	Means DeFi Technologies Inc.
DDoS	Means distributed denial-of-service, a type of cyber-attack characterized by multiple perpetrators against a single host, with the intention of disrupting or disabling the services of the host.
Escrowed Shares	Has the meaning given to it under the heading "ESCROWED SECURITIES".
Ether or ETH or Ethereum	Ether or Ethereum refers to the native token of the Ethereum Network which utilizes the ethash algorithm. Ethereum is a global, open-source platform for decentralized applications.
Ethereum Network	The network of computers running the software protocol underlying Ethereum and which network maintains the database of Ether ownership and facilitates the transfer of Ether among parties.

Ethereum Virtual Machine	Is a virtual state machine that functions as a runtime environment for smart contracts in Ethereum.
Exchange or TSXV	TSX Venture Exchange.
February SFBS Prospectus	Has the meaning given to it under the heading "GENERAL DEVELOPMENT OF THE BUSINESS - Fiscal 2023 - Filing of Prospectus and Prospectus Supplement".
Financial Statements	Audited consolidated financial statements for the fiscal year ended March 31, 2023.
Fireblocks	Means Fireblocks Ltd.
Fiscal 2021	The fiscal year ended March 31, 2021.
Fiscal 2022	The fiscal year ended March 31, 2022.
Fiscal 2023	The fiscal year ended March 31, 2023.
Fiscal 2024	The fiscal year ended March 31, 2024.
Fiscal 2024 MD&A	Means the management discussion and analysis of the Company for Fiscal 2024.
FSE	Frankfurt Stock Exchange.
Genesis	Genesis Mining Ltd.
Genesis IRA	The investor rights agreement between the Company and Genesis dated September 13, 2017. See "GENERAL DEVELOPMENT OF THE BUSINESS - Fiscal 2021 - Genesis IRA".
GH/s	Gigahashes per second.
GPU	Means graphics processing unit, a programmable logic chip (processor) specialized for display functions and effective at solving digital currency hashing algorithms.
GPU Acquisition	Has the meaning given to it under the heading "GENERAL DEVELOPMENT OF THE BUSINESS - Fiscal 2021 - Acquisition of GPU Atlantic Inc.".
GPU Atlantic	Means GPU Atlantic Inc.
GPU One	Means GPU.One Holding Inc.
GPU SPA	Means the share purchase agreement entered into between the Company and GPU One dated February 24, 2021. See "GENERAL DEVELOPMENT OF THE BUSINESS - Fiscal 2021 - 2021 At-The-Market Equity Program".
Hash	Means the output of a hash function, i.e. the output of the fundamental mathematical computation of a particular cryptocurrency's computer code which miners execute, and "Gigahash" and "Petahash" mean, respectively, 1x109 Hashes and 1x1015 Hashes.
Hashrate:	Hashrate is a measure of mining power whereby the expected income from mining is directly proportional to a miners hashrate normalized by the total hashrate of the network.
HIVE or the Company	Means HIVE Digital Technologies Ltd.
HIVE Atlantic	Means Hive Atlantic Datacentres Ltd.
Hive Atlantic Agreements	Has the meaning given to it under the heading "DESCRIPTION OF THE BUSINESS - Description of the Business - The Hive New Brunswick Facility."
HIVE Boden 2 Facility	Means the facility located in Boden, Sweden, acquired on November 29, 2023.

HIVE Facilities	Means the HIVE Boden 2 Facility, HIVE Iceland Facility, the HIVE Lachute Facility, the New Brunswick Facility, the HIVE Sweden Facilities and other facilities the Company may have operations in from time to time.
HIVE Iceland Facility	Means the leased facility located in Iceland, leased from atNorth.
HIVE Lachute Facility	Means the leased facility located in Québec, Canada, originally acquired in April 2020 from Cryptologic.
HIVE New Brunswick Facility	Means the facility located in New Brunswick, Canada, originally acquired from GPU ONE through the purchase of GPU Atlantic in April 2021.
HIVE Sweden Facility	Means the leased facility located in Boden, Sweden.
HIVE Sweden Robertsfors Facility	Means the leased facility located in Robertsfors, Sweden.
Insider	Insider If used in relation to an issuer, means:
(a) a director or senior officer of the issuer;
(b) a director or senior officer of the corporation that is an Insider or subsidiary of the issuer;
(c) a Person that beneficially owns or controls, directly or indirectly, voting shares carrying more than 10% of the voting rights attached to all outstanding voting shares of the issuer; or
(d) the issuer itself if it holds any of its own securities.
IFRS	International Financial Reporting Standards.
J/TH	Joules per terahash (a common industry measure of electrical efficiency in an ASIC)
January Prospectus Supplement	Has the meaning given to it under the heading "GENERAL DEVELOPMENT OF THE BUSINESS - Fiscal 2022 - Filing of Prospectus and Prospectus Supplement".
January SFBS Prospectus	Has the meaning given to it under the heading "GENERAL DEVELOPMENT OF THE BUSINESS - Fiscal 2022 - Filing of Prospectus and Prospectus Supplement".
Kolos	Means Kolos Norway AS.
Lachute Acquisition	Has the meaning given to it under heading "GENERAL DEVELOPMENT OF THE BUSINESS - Fiscal 2021 - HIVE Lachute Facility Acquisition".
Liv Eiendom	Means Liv Eiendom AS.
Merge	Has the meaning given to it under the heading "GENERAL DEVELOPMENT OF THE BUSINESS - Fiscal 2023 - Ethereum "Merge"".
MD&A	Management's discussion & analysis of the audited consolidated financial statements for the fiscal year ended March 31, 2024
MicroBT	MicroBT, a leading supplier of ASIC hardware (under the brand name Whatsminer), which specializes in blockchain and artificial intelligence.
Mining	Mining refers to the provision of computing capacity to secure a distributed network by creating, verifying, publishing and propagating blocks in the blockchain in exchange for rewards and fees denominated in the native token of that network (i.e. Bitcoin or Ethereum, as applicable).
MW	Megawatts.

NASDAQ	Means the Nasdaq's Capital Markets Exchange.
Network Difficulty	Means a measure of how difficult it is to find a Hash below a given target.
NEX	Means the NEX board of the TSXV.
NI 51-102	National Instrument 51-102 - Continuous Disclosure Obligations.
NI 52-110	National Instrument 52-110 - Audit Committees.
Nord Pool	Means Nord Pool AS, who runs the leading power market in Europe, and offers day-ahead and intraday markets to is customers.
November 2021 Private Placement	Means the bought-deal private placement of 19,170,500 special warrants concluded on November 30, 2021.
November 2021 Special Warrants	Has the meaning given to it under the heading "GENERAL DEVELOPMENT OF THE BUSINESS - Fiscal 2022 - Private Placement of Special Warrants".
November 2021 Underwriters	Means Stifel GMP, BMO Capital Markets, Canaccord Genuity Corp. and PI Financial Corp.
November 2021 Unit	Has the meaning given to it under the heading "GENERAL DEVELOPMENT OF THE BUSINESS - Fiscal 2022 - Private Placement of Special Warrants".
November 2021 Warrant	Has the meaning given to it under the heading "GENERAL DEVELOPMENT OF THE BUSINESS - Fiscal 2022 - Private Placement of Special Warrants".
Option Share	Common Share issuable upon exercise of a Stock Option in accordance with the Stock Option Plan.
OTCQX	OTCQX® Best Market of the OTC Markets Group.
Person	Includes any individual, firm, partnership, joint venture, venture capital fund, limited liability company, unlimited liability company, association, trust, trustee, executor, administrator, legal personal representative, estate, group, body corporate, corporation, unincorporated association or organization, governmental entity, syndicate or other entity, whether or not having legal status.
PH/s	Petahash per second.
Pre-Consolidation Common Shares	The common shares in the capital of the Company, prior to the Consolidation on May 24, 2022.
Promoter	The meaning ascribed to it in the Securities Act (British Columbia).
Proof of Work	Under proof of work, consensus miners performing computational work on the network update the ledger; miners are incentivized to protect the network and put forth valid transactions because they must invest in hardware and electricity for the opportunity to mine coins on the network. The success of a miner's business relies on the value of the currency remaining above the cost to create a coin.
Proof of Stake	Under proof of stake, consensus stakers who have sufficiently large coin balances 'staked' on the network update the ledger; stakers are incentivized to protect the network and put forth valid transactions because they are heavily invested in the network's currency.
PSU	Means a computer power supply unit.
RSU	Restricted share unit granted under the Company's RSU Plan.
RSU Plan	The Company's RSU plan, first approved for adoption by the by the Board of Directors on October 17, 2018 and re-approved by Shareholders at the Company's Annual General and Special Meeting on November 29, 2023, which reserves HIVE Shares for issuance under the RSU Plan equal to a maximum of 10% of the issued and outstanding HIVE Shares from time to time for issue pursuant to the RSU Plan, subject to the combination of all share compensation arrangements of the Company, including the RSU Plan and the Stock Option Plan, will not exceed 10% of the issued and outstanding HIVE Shares.

SEK	Means the Swedish Krona.
SHA -256	SHA-256 is a cryptographic Hash algorithm. SHA-256 generates an almost-unique 256-bit (32-byte) signature for a text. The most well-known cryptocurrencies that utilize the SHA-256 algorithm are Bitcoin and Bitcoin cash.
Shareholders	The holders of HIVE Shares.
Stock Option	Option to purchase HIVE Shares granted under the Company's Stock Option Plan.
Stock Option Plan	The Company's rolling Stock Option plan, dated July 10, 2017, which reserves options exercisable into HIVE Shares equal to a maximum of 10% of the issued and outstanding HIVE Shares from time to time for issue pursuant to the Stock Option Plan, subject to the combination of all share compensation arrangements of the Company, including the RSU Plan and the Stock Option Plan, will not exceed 10% of the issued and outstanding HIVE Shares.
Surplus Energy	Has the meaning given to it under the heading "DESCRIPTION OF THE BUSINESS - Description of the Business - The Hive New Brunswick Facility."
Titan Investment	Means the Company's investment in Titan.IO, Inc. on December 1, 2021.
UDP	Ultimate designated person.
United States:	The United States of America, its territories and possessions, any State of the United States and the District of Columbia.
U.S. Global	Means U.S. Global Investors Inc.
Valour	Means Valour Inc.
Valour Share Swap	Has the meaning given to under the heading "GENERAL DEVELOPMENT OF THE BUSINESS - Fiscal 2021 - Valour Share Swap".

INTRODUCTORY NOTES

Share Consolidation

On May 24, 2022, the Company underwent a consolidation of the Common Shares (the "Consolidation") on the basis of five pre-consolidation Common Shares for one post-consolidation Common Share. Unless otherwise stated, all references to Common Shares in this AIF are to post-Consolidation Common Shares.

Date of Information

In this annual information form ("AIF"), HIVE Digital Technologies Ltd., together with its current subsidiaries, as the context requires, is referred to as the "Company" and "HIVE". All information contained in this AIF is at June 24, 2024, unless otherwise stated.

Reference is made in this AIF to the Financial Statements and MD&A for HIVE for the year ended March 31, 2024, together with the auditor's report thereon. The Financial Statements and MD&A are available for review, under HIVE's profile on the SEDAR+ website located at www.sedarplus.ca.

All financial information in this AIF for Fiscal 2024 has been prepared in accordance with IFRS.

Cautionary Note Regarding Forward-Looking Information and Statements

This AIF contains "forward-looking information" and "forward-looking statements" within the meaning of applicable Canadian securities legislation. All statements other than statements of historical fact are forward-looking statements. Often, but not always, forward-looking statements can be identified by the use of words such as "plans", "expects", "is expected", "budget", "scheduled", "estimates", "continues", "forecasts", "projects", "predicts", "intends", "anticipates" or "believes", or variations of, or the negatives of, such words and phrases, or state that certain actions, events or results "may", "could", "would", "should", "might" or "will" be taken, occur or be achieved. Forward-looking information and statements include, but are not limited to, statements with respect to the Company's ability to meet its working capital needs at the current level for the next twelve-month period; management's outlook regarding future trends; sensitivity analysis on financial instruments, which may vary from amounts disclosed; and general business and economic conditions. For a complete list of the factors that could affect the Company, please make reference to those risk factors further detailed below under the heading "Risk Factors". Readers are cautioned that such risk factors, uncertainties and other factors are not exhaustive.

Forward-looking information and statements are based on the then current expectations, beliefs, assumptions, estimates and forecasts about the Company's business and the industry and markets in which it operates. Forward-looking information and statements are made based upon numerous assumptions. Although the assumptions made by the Company in providing forward looking information or making forward looking statements are considered reasonable by management at the time, there can be no assurance that such assumptions will prove to be accurate.

Forward-looking information and statements also involve known and unknown risks and uncertainties and other factors, which may cause actual results, performances and achievements of the Company to differ materially from any projections of results, performances and achievements of the Company expressed or implied by such forward-looking information or statements. Although the Company has attempted to identify important factors that could cause actual actions, events or results to differ materially from those described in forward-looking information or statements, there may be other factors that cause actions, events or results not to be as anticipated, estimated or intended.

There can be no assurance that such information or statements will prove to be accurate, as actual results and future events could differ materially from those anticipated, estimated or intended. Accordingly, readers should not place undue reliance on forward-looking information or statements. The forward-looking information and statements contained in this AIF are made as of the date of this AIF and, accordingly, are subject to change after such date. The Company does not undertake to update or reissue forward looking information as a result of new information or events except as required by applicable law.

Currency and Exchange Rates

Unless otherwise specified, all references to $ or USD$ are to United States dollars and all references to CAD$ are to Canadian dollars.

CORPORATE STRUCTURE

Name, Address, and Incorporation

The Company was incorporated in the Province of British Columbia on June 24, 1987 under the Business Corporations Act (British Columbia) under the name "Carmelita Petroleum Limited". The Company changed its name first on September 26, 1996 to "Carmelita Resources Limited", then on July 4, 2000 to "Pierre Enterprises Ltd.", then on February 1, 2011 to "Leeta Gold Corp.", then on September 17, 2017 to "HIVE Blockchain Technologies Ltd.", and finally on July 12, 2023 to "HIVE Digital Technologies Ltd.".

The Company's head office is located at Suite 855, 789 West Pender Street, Vancouver, British Columbia, V6C 1H2, and the Company's registered office is located at Suite 2500, 700 West Georgia Street, Vancouver, BC, V7Y 1B3.

The Company's common shares ("Common Shares" or "Hive Shares") are listed for trading on the TSX Venture Exchange (the "TSXV") under the trading symbol "HIVE" as well as on the NASDAQ Capital Market ("NASDAQ") under the trading symbol "HIVE" and on the Open Market of the Frankfurt Stock Exchange under the symbol "FO0.F".

Intercorporate Relationships

The Company has thirteen wholly owned subsidiaries: HIVE Blockchain Switzerland AG (incorporated under the laws of Switzerland), Bikupa Datacenter AB (incorporated under the laws of Sweden), Bikupa Datacenter 2 AB (incorporated under the laws of Sweden), Bikupa Real Estate AB (incorporated under the laws of Sweden), Bikupa Holding AB (incorporated under the laws of Sweden), HIVE Performance Computing AB (incorporated under the laws of Sweden), Buzz High Performance Computing Inc. (incorporated under the laws of the Province of British Columbia), Buzz Holding Inc. (incorporated under the laws of Barbados), HIVE Digital Data Ltd. (incorporated under the laws of Bermuda), HIVE Performance Computing Ltd. (incorporated under the laws of Bermuda), Liv Eiendom AS (incorporated under the laws of Norway), 9376-9974 Québec Inc. (incorporated under the laws of the Province of Québec) and HIVE Atlantic Datacentres Ltd. (incorporated under the laws of the province of New Brunswick). Hive Blockchain Switzerland AG has one wholly owned subsidiary, Hive Blockchain Iceland ehf. (incorporated under the laws of Iceland) and HIVE Performance Computing Ltd. has one wholly owned subsidiary, HIVE Performance Cloud Inc. (incorporated under the laws of the Province of Québec).

GENERAL DEVELOPMENT OF THE BUSINESS

Three Year History

Fiscal 2022

Bikupa Datacenter AB

Bikupa reached a total of 30 MW of power in October of 2021, when an additional 11 MW of energy was added to the agreement with local grid provider, Bodens Energi AB. 10 MW out of the 11 MW were acquired under a temporary power agreement with an approximate annual renewal timeline. The reason for this type of contract is the expected future power requirement by large corporations such as H2 Green Steel which have reserved 100's of MW of power. 1 MW was added under the permanent power contract and was transferred to Bikupa from an agreement between Guaroo Iceland Swedish Filial and Bodens Energi.

Bikupa Datacenter 2 AB

In May 2021 the Company acquired shell company Bikupa Datacenter 2 AB ("Bikupa 2"), a Swedish registered entity. Bikupa 2 is a 4.6 MW facility located in the town of Robertsfors, Sweden (the "Bikupa 2 Facility"). This facility enabled the Company to continue to expand its footprint in Sweden for mining from stable, low-cost, green, and renewable energy sources.

Previously, on September 24, 2020 the Company acquired Bikupa from Johan Eriksson and Patrik Hild, who each owned 50% of Bikupa at that time. Bikupa remains wholly owned by HIVE as of the date hereof.

Bikupa was acquired in order to operate the GPU data center business located in Boden, Sweden. The data center business was structurally moved from Boden Tech to Bikupa to isolate the ongoing operations into a business entity that was separate from certain value-added tax concerns with the Swedish Tax Authority. Having the data center operated within a new entity allowed the prompt processing of energy tax, assisting greatly in cash flow of operations.

Bikupa 2 was purchased as a shelf company from VPR AB ("VPR") on May 4, 2021 and remains a wholly owned subsidiary of the Company as of the date hereof. The vendors of Bikupa 2 are unrelated to the vendors of Bikupa or the purchaser of Boden Tech. The purpose of the acquisition of Bikupa 2 was the operation of a data center within Sweden, separate from the Boden, Sweden location operated by Bikupa.

Sale of Kolos

On May 10, 2021, the Company sold Kolos Norway AS ("Kolos"), a subsidiary located in Norway, to the local community under a share purchase agreement. Under the agreement the Company transferred all the shares of Kolos to the municipality, along with a $200,000 payment. Without a clear path forward to meet the development conditions by March 2023, the Company decided it was in the best interests of HIVE to sell Kolos to the local municipality. As a result of this transaction, the loans, along with accumulated interest which were assumed as part of the original transaction in May 2018, were transferred along with the shares to the local municipality.

HIVE Sweden Facility Updates

On June 18, 2021, the Company announced that it had expanded its operations in Sweden with a 4.6 MW facility in the town of Robertsfors (the "HIVE Sweden Robertsfors Facility"), bringing the total capacity in Sweden to more than 33 MW.

NASDAQ Listing

On July 1, 2021, the Company began trading on the NASDAQ's Capital Markets under the trading symbol "HVBT", and on September 14, 2021 the trading symbol of the Company on the NASDAQ was changed to "HIVE".

Management and Board Changes

On August 19, 2021, Aydin Kilic was appointed President & COO of the Company. On November 24, 2021, Mr. Tobias Ebel resigned as a director of the Company. On December 21, 2021, Susan McGee was elected as a director of the Company.

HIVE Iceland Facility Updates

On November 25, 2021, HIVE Blockchain Iceland ehf entered into a service agreement with Borealis Data Park ehf, for the hosting of equipment at a new facility in Iceland (the "Borealis Facility"). The agreement enables the hosting of approximately 1,200 new generation Bitcoin miners, or 4.5 MW of capacity, over a period of 36 months, using geothermal and hydroelectric energy. The completion of the Borealis Facility, and subsequent installation of HIVE ASIC miners, resulted in the hashrate coming online in March 2022.

Private Placement of Special Warrants

On November 30, 2021, the Company closed a bought-deal private placement of 3,334,000 special warrants of the Company (the "November 2021 Special Warrants") at a price of $30.00 per November Special Warrant for aggregate gross proceeds to the Company of $100,020,000 (the "November 2021 Private Placement"). Stifel GMP acted as lead underwriter and sole bookrunner on behalf of a syndicate of underwriters including BMO Capital Markets, Canaccord Genuity Corp. and PI Financial Corp. (collectively, the "November 2021 Underwriters"). The November 2021 Underwriters elected to fully exercise the option granted to them to increase the size of the November 2021 Private Placement by an additional 15% of the November 2021 Special Warrants sold, for an additional 500,100 November 2021 Special Warrants, bringing the aggregate number of November 2021 Special Warrants sold to 3,834,100 for total gross proceeds of $115,023,000.

Subject to adjustment in certain circumstances, each November 2021 Special Warrant entitles the holder to receive one (1) unit of the Company upon exercise (each, a "November 2021 Unit"). Each November 2021 Unit consists of one (1) Common Share and one-half (0.5) of one Common Share purchase warrant (each whole of such Common Share purchase warrant being a "November 2021 Warrant"). Every five (5) November 2021 Warrant entitles the holder thereof to purchase one Common Share at a price of $30.00 per Common Share for a period of 30 months following the closing of the November 2021 Private Placement.

Investment in Titan.IO

On December 1, 2021, the Company announced that it had made an investment in Titan.IO, Inc. ("Titan"), a blockchain software company (the "Titan Investment"). The Titan Investment was structured as a share exchange pursuant to which the Company issued Titan 213,354 Common Shares and 106,677 warrants with a total value of $5 million at CAD$30.00 per share, the same terms as the November 2021 Private Placement. Under the Titan Investment, the Company received 5,555,556 Titan common shares representing 10% of the outstanding equity of Titan. Titan operates a next generation mining pool and is creating a market for mining tokens that represent mining capacity. The Titan Investment is anticipated to facilitate a working relationship between the Company and Titan.

Filing of Prospectus and Prospectus Supplement

On January 4, 2022, the Company filed an amended and restated final short form base shelf prospectus with the securities regulatory authorities in each Province of Canada except Quebec (the "January SFBS Prospectus").

On January 7, 2022, the Company filed a prospectus supplement to the January SFBS Prospectus with the securities regulatory authorities in each Province of Canada except Quebec (the "January Prospectus Supplement"). The January Prospectus Supplement qualified for distribution the 3,834,100 Units distributed under the November 2021 Private Placement issuable upon exercise of the November 2021 Special Warrants. In accordance with the terms of a special warrant indenture between the Company and TSX Trust Company, as a result of filing the January Prospectus Supplement on January 11, 2022, each November 2021 Special Warrant was automatically exercised into one November 2021 Unit.

On January 14, 2022, the November 2021 Warrants underlying the 3,834,100 Special Warrants were listed for trading on the TSX Venture Exchange.

Compute North Renewable Energy Deal

On March 7, 2022, the Company announced that it had entered into a non-binding letter of intent with Compute North to host 100 MW of mining capacity at one of Compute North's renewable energy data center facilities in Texas. This proposed transaction did not proceed nor does the Company have any plans to proceed with it in the future.

Conclusion of the 2021 ATM Equity Program

On March 8, 2022, the Company announced the conclusion of the 2021 ATM Equity Program. At the date of termination, the Company had sold 5,447,203 Common Shares at prevailing market rates under the 2021 ATM Equity Program, for aggregate gross proceeds of $99,499,214.

Fiscal 2023

Share Consolidation

On May 24, 2022, the Company completed a share consolidation of the Common Shares on the basis of five (5) pre-consolidation Common Shares for one (1) post-consolidation Common Shares (the "Consolidation"). As of the date immediately prior to the Consolidation, there were 411,209,923 Common Shares issued and outstanding and 9,585,250 November 2021 Warrants listed for trading. Effective market open on May 24, 2022, the Consolidation was completed and there were 82,241,984 Common Shares issued and outstanding. The number of listed November 2021 Warrants was not altered, but the exercise terms were adjusted such that post-Consolidation, five (5) November 2021 Warrants are now exercisable for one (1) post-Consolidation Common Share, upon the payment of an adjusted price of CAD$30.00.

RSU and Option Grants

On August 26, 2022, the Company announced the grant of 415,200 incentive stock options to employees, officers and consultants of the Company, exercisable at a price of CAD$5.66 per share for a period of 5 years. The Company also announced the grant of 1,425,280 restricted share units to employees, officers and consultants of the Company, which vest over 24 months.

On December 9, 2022, the Company announced the grant of 16,000 restricted share units to an officer of the Company, which vest over 12 months.

On January 13, 2023, the Company announced the grant of 1,200,000 restricted share units to the Company's directors and an officer, which vest over 12 months.

2022 At-The-Market Equity Program

On September 2, 2022, the Company entered into an equity distribution agreement ("2022 Equity Distribution Agreement") with H.C. Wainwright & Co., pursuant to which the Company was entitled to sell up to $100 million of Common Shares (the "2022 ATM Equity Program"). Under the 2022 ATM Equity Program the Company issued 1,306,474 Common Shares (the "2022 ATM Shares") pursuant to the ATM Equity Program for proceeds of $3,941,736. The 2022 ATM Shares were sold at prevailing market prices, for an average price per 2022 ATM Share of $3.02. Pursuant to the 2022 Equity Distribution Agreement associated with the 2022 ATM Equity Program, a cash commission of $118,252 on the aggregate gross proceeds raised was paid to the agent in connection with its services under the 2022 Equity Distribution Agreement. On February 7, 2023, the Company announced the conclusion of the 2022 ATM Equity Program.

Bikupa Datacenter AB

In June 2022, grid provider Bodens Energi AB, extended an additional 2 MW to Bikupa under a temporary agreement, resulting in a total of 12 MW of temporary and 20 MW of permanent power connected to the facility in Boden.  Presently the extension for the 12 MW under temporary contract has been extended through November 30, 2025. The total operating capacity of Bikupa as of the date of this AIF is 32 MW.

Ethereum "Merge"

On September 15, 2022, the Ethereum Foundation undertook a planned shift of the Ethereum blockchain from a "proof-of-work" mining protocol to a "proof-of-stake" blockchain (the "Merge"). Prior to the Merge, the Company was earning on average approximately $150,000 per day in revenue from its GPU fleet of miners mining Ethereum. After the Merge, when the GPU fleet was repurposed to mine alternative proof-of-work coins (which were then converted to Bitcoin), the revenue earned was approximately $30,000 per day. This corresponds to a drop in revenue from about $0.35 per unit per kilowatt-hour from mining Ethereum to approximately $0.07 per unit per kilowatt-hour mining alternative coins to earn Bitcoin.

Since the date of the Merge, the Company has ceased mining Ethereum and has sold all of its Ethereum holdings.

Miner Acquisitions

The Company announced the acquisition of certain Bitmain Antminer S19j Pro, and S19j Pro Plus ASIC miners at opportunistic prices, including:

  The purchase of 2,130 S19j Pro miners in November 2022, at an average hashrate of 98 TH/s, which are expected to produce over 209 PH/s;
  The purchase of 1,540 S19j Pro miners in December 2022, at an average hashrate of 104 TH/s, which are expected to produce over 159 PH/s;
  The purchase of 100 S19j Pro miners in December 2022, at an average hashrate of 98 TH/s, which are expected to produce over 9 PH/s;
  The purchase of 1,169 S19j Pro miners in February 2023, at an average hashrate of 100 TH/s, which are expected to produce over 117 PH/s; and
  The purchase of 3,600 S19j Pro Plus miners in March 2023, at an average hashrate of 122 PH/s which are expected to produce over 439 PH/s.

The following is a summary of the material miner purchases made by the Company since the start of Fiscal 2023:

Date:	Equipment:
November 2022	Purchased: 2,130 S19j Pro machines, adding 209 PH/s of hashrate
December 2022	Purchased: 1,640 S19j Pro machines, adding 168 PH/s of hashrate
February 2023	Purchased: 1,169 S19j Pro machines, adding 117 PH/s of hashrate
March 2023	Purchased: 3,600 S19j Pro Plus machines, adding 439 PH/s of hashrate

As at March 31, 2023, the Company had built and shipped 5,743 HIVE BuzzMiners Bitcoin ASIC Miners ("BuzzMiners"), which can operate at an average hashrate between 105-130 TH/s, and produce 605 - 745 PH/s. These BuzzMiners were produced at a cost of approximately $30.5 million which includes deposits made to secure long lead time supply chain components with our original design manufacturer.

Management and Board Changes

On June 16, 2022, Mr. Holmes resigned from the Audit Committee and Ms. McGee was added as a member of the Audit Committee.

On January 17, 2023, Aydin Kilic was appointed President & CEO of the Company.

On March 20, 2023, Mr. Mann resigned as a director of the Company.

Fiscal 2024

Filing of Prospectus and Prospectus Supplement

On May 1, 2023, the Company filed a final short form base shelf prospectus with the securities regulatory authorities in each Province of Canada (the "2023 SFBS Prospectus").

2023 At-The-Market Equity Program

On May 10, 2023, the Company entered into an equity distribution agreement ("2023 Equity Distribution Agreement") with Stifel GMP and Canaccord Genuity Corp, pursuant to which the Company may, from time to time, sell up to $100 million of Common Shares (the "2023 ATM Equity Program"). The 2023 Equity Distribution Agreement was terminated as of August 16, 2023.

On August 17, 2023, the Company entered into an amended and restated equity distribution agreement (the "August 2023 Equity Distribution Agreement") with Stifel GMP, Canaccord Genuity Corp, and Canaccord Genuity LLC (collectively, the "Agents"), pursuant to which the Company may, from time to time, sell up to $90 million of Common Shares (the "August 2023 ATM Equity Program"). The August 2023 Equity Distribution Agreement restates and supersedes the previous equity distribution agreement, dated May 10, 2023, between the Company and the Agents expanding the prior Canadian at-the-market program to the United States.

During the year ended March 31, 2024, the Company issued 1,374,700 Common Shares (the "2023 ATM Shares") pursuant to the 2023 ATM Equity Program for proceeds of CAD$9.0 million ($6.8 million). The 2023 ATM Shares were sold at prevailing market prices, for an average price per 2023 ATM Share of CAD$6.55. Pursuant to the 2023 Equity Distribution Agreement associated with the 2023 ATM Equity Program, a cash commission of $0.2 million on the aggregate gross proceeds raised was paid to the agent in connection with its services under the 2023 Equity Distribution Agreement.

During the year ended March 31, 2024, the Company issued 13,612,024 common shares (the "August 2023 ATM Shares") pursuant to the August 2023 ATM Equity Program for gross proceeds of CAD$71 million ($52.7 million). The August 2023 ATM shares were sold at prevailing market prices for an average price per August 2023 ATM Share of CAD$5.22. Pursuant to the August 2023 Equity Distribution Agreement, a cash commission of $1.6 million on the aggregate gross proceeds raised was paid to the agent in connection with its services under the August 2023 Equity Distribution Agreement.

Name Change

On July 12, 2023, the Company changed its name from "HIVE Blockchain Technologies Ltd." to "HIVE Digital Technologies Ltd." (the "Name Change").

RSU and Option Grants

On July 6, 2023, the Company announced the grant of 620,000 incentive stock options to employees, officers and consultants of the Company, exercisable at a price of CAD$6.86 per share for a period of 5 years.

On January 12, 2024, the Company announced the grant of 257,976 restricted share units to employees, officers and consultants of the Company, which vest over 12 months.

Miner Acquisitions

The Company announced the acquisition of certain Bitmain S19k Pro miners and Bitmain S21 Antminers at opportunistic prices, including:

  The purchase of 1,000 S19k Pro miners in October 2023, at an average hashrate of 120 TH/s, which are expected to produce over 120 PH/s;
  The purchase of 4,800 S19k Pro miners in November 2023, at an average hashrate of 118 TH/s, which are expected to produce over 568 PH/s;
  The purchase of 5,000 S19k Pro miners in December 2023, at an average hashrate of 118 TH/s, which are expected to produce over 592 PH/s;
  The purchase of 7,000 Bitmain S21 Antminers in December 2023, at an average hashrate of 200 TH/s, which are expected to produce over 1,400 PH/s;
  The purchase of 1,000 Bitmain S21 Antminers in February 2024, at an average hashrate of 200 TH/s, which are expected to produce over 200 PH/s;
  The purchase of 1,000 Bitmain S21 Pro Antminers in June 2024, at an average hashrate of 234 TH/s, which are expected to produce over 234 PH/s.

As of May 31, 2024, the Company's daily revenue is approximately $275,000 based on 4.03 BTC mined and using a Bitcoin price of $68,238, generated through 4,960 PH/s of mining capacity, which includes:

New Brunswick:	2,595 PH/s active;
Quebec:	1,320 PH/s active;
Sweden:	915 PH/s active; and
Iceland:	130 PH/s active.

Acquisition of Data Center Facility Located in Sweden

On November 29, 2023, the Company acquired a data center and the real property (the "Turis AB Facility") on which it is situated, located in the city of Boden, Sweden.

HIVE also acquired certain assets located on-site in exchange for a purchase price payable in both cash and common shares of HIVE: (i) up to $750,000 payable in cash; and (ii) up to $1,500,000 payable in HIVE Shares in two installments.

The price of the Common Shares issued to the vendor of the Turis AB Facility shall be equal to the lower of: (i) the closing price of the Common Shares on the TSXV on the date ending two (2) business days prior to the closing date of the acquisition (the "Turis Closing Date"); and (ii) the average closing price of the Common Shares on the TSXV on the last five days prior to the Turis Closing Date on which the TSXV is open for trading (the "Turis Issue Price"). Notwithstanding the foregoing, the Turis Issue Price shall not be lower than the minimum acceptable price of the TSXV.

The first installment was composed of 345,566 Common Shares. The second installment shall be paid at the later of: (i) the six month anniversary of the Turis Closing Date; and (ii) the date on which any claims made by HIVE within six months of the Turis Closing Date relating to a breach of warranty under the property transfer agreement have been finally settled, and shall be composed of such number of Common Shares equal to $500,000 less any amount payable by the vendor of the Turis AB Facility to the Company in respect of such claim, divided by the Turis Issue Price.

Growth of HPC Business using GPU compute for AI revenues

The Company previously expressed its intent to expand its HPC line of operations by a factor of , which meant the approximately 450 GPUs which were operating in the Company’s beta test in early calendar year 2023 would be expanded to 4,800 GPUs operating in the HPC business unit. The Company for the three month period ended March 31, 2024, achieved a run rate revenue of $7.2 million per year from its HPC business with GPUs.  In order to achieve the Company’s goal of reaching 10x growth of HPC revenue (from the Company’s original beta-test benchmark of $1 million annualized run rate revenue), the Company continues to invest in data grade servers, networking equipment and storage to utilize its existing inventory of Nvidia GPUs.  Therefore the Company is working towards and interim goal of $10 million of annualized run-rate revenue. The Company notes that it has 4800 Nvidia A-series GPUs installed in Tier 3 data centers (comprised of A40, A6000, A5000 and A4000 cards) operating in SuperMicro servers, additionally the Company has 96 Nvidia H100 GPUs operating in Dell servers.  The Company notes that it did successfully reach a peak of over $10 million of annual run—rate revenue for a short period of time.  During the Q4 2023 fiscal period, the Company’s average weekly revenue for the week of February 24th was $9.3 million annualized run-rate revenue. Currently, if the 4800 A-series GPUs and the 96 H100 GPUs were all rented at prevailing market rates with 70% uptime, the Company would realize $20 million of annualized run-rate revenue. Since the Company uses a business-to-business model, it does not control the customer engagement and marketing of the marketplace platforms where the GPUs are rented, therefore the Company notes that while this is a high-margin business, there can be fluctuations in the demand outside of the Company’s control. The Company believes that HPC has the potential to be the most profitable and highest revenue generating use of its access to power.

While the Company previously purchased 38,000 data-center grade Nvidia GPUs which are capable of HPC, the Company must procure data center grade servers in order to operate them.  Each data-center grade server can operate 10 GPUs, therefore the Company purchased 480 SuperMicro servers, capable of operating 4,800 Nvidia A-series GPUs to enable them to have HPC capability, in order to have the infrastructure in place to realize the Company’s goal of 10x growth of $1 million to $10 million annualized run-rate revenue from the HPC business.

Purchase of 96 High-Performing GPUs and GH200 SuperChip

On December 15, 2023, the Company announced the purchase of 96 Nvidia H100 GPUs as part of its high-performance computing (HPC) and artificial intelligence (AI) strategy.  These chips will operate in 12 HGX servers, each with 8xH100 GPUs with SXM connectivity.  The Company received eight of these GPUs in January 2024 and 88 of them in March 2024.

Private Placement of Special Warrants

On December 28, 2023, the Company announced that it had completed a private placement offering of 5,750,000 special warrants of the Company (the "December 2023 Special Warrants") at a price of $5.00 per December 2023 Special Warrant for aggregate gross proceeds to the Company of $28,750,000 (the "December 2023 Private Placement"). Stifel Canada and Canaccord acted as co-lead underwriters and joint bookrunners (collectively, the "December 2023 Underwriters").

Subject to adjustment in certain circumstances, each December 2023 Special Warrant entitled the holder to receive one (1) unit of the Company upon exercise (each, a "December 2023 Unit"). Each December 2023 Unit consisted of one (1) Common Share and one-half (0.5) of one (1) Common Share purchase warrant (each whole of such Common Share purchase warrant being a "December 2023 Warrant"). Each December 2023 Warrant entitles the holder thereof to purchase one (1) Common Share of the Company at a price of $6.00 per Common Share until December 28, 2026.

On January 30, 2024, the Company filed a final short form prospectus in connection with the December 2023 Private Placement, qualifying the distribution of the 5,750,000 December 2023 Units issuable upon the automatic exercise of the December 2023 Special Warrants for no additional consideration.

Officer's Appointment

On January 4, 2024, the Company announced the appointment of Luke Rossy to Chief Operating Officer ("COO") and Mario Sergi to Chief Information Officer ("CIO").

Subsequent to Fiscal 2024

Subsequent to March 31, 2024, the Company issued 10,965,793 common shares (the "August 2023 ATM Shares") pursuant to the August 2023 ATM Equity Program for gross proceeds of CAD$44.1 million ($32.2 million).  The August 2023 ATM shares were sold at prevailing market prices, for an average price per August 2023 ATM Share of CAD$4.02.  Pursuant to the August 2023 Equity Distribution Agreement, a cash commission of $967,000 on the aggregate gross proceeds raised was paid to the agent in connection with its services under the August 2023 Equity Distribution Agreement.

DESCRIPTION OF THE BUSINESS

Description of the Business

HIVE is a growth oriented, publicly listed company building a bridge from the blockchain sector to traditional capital markets. The Company operates in one segment, the mining and sale of digital currencies.  The Company owns and leases green energy-powered data center facilities in Canada, Sweden, and Iceland which mine newly minted Bitcoin continuously on the cloud.  These operations provide shareholders with exposure to the operating margins of digital currency mining which the Company believes is currently the most profitable application of the Company's computing power.  The Company will diversify its business by utilizing its approximately 31,500 GPU-based cards to build systems that can provide computational power on a massive scale. In addition, the Company will branch out into the rental of GPU server clusters via marketplaces and is exploring the development of a new service to be known as HIVE Cloud.  This cloud service will offer to users a selection of options to access computing resources ranging from a virtual instance of a single GPU to a bare-metal server equipped with up to 10 GPUs to clusters of multiple servers.

For a further description of HIVE's current cryptocurrency mining business and its general development, see "GENERAL DEVELOPMENT OF THE BUSINESS" above.  HIVE believes that these strategic transactions, along with certain related financings and capital markets initiatives, corporate initiatives, and other transactions, each as further detailed above or elsewhere in this AIF and the Fiscal 2024 MD&A, have been the primary influence on the general development of HIVE's business during the last three completed financial years and subsequently.

Production and Services

HIVE currently maintains seven cryptocurrency mining operations as set forth below.  The Company's operating and maintenance expenses are composed primarily of electricity to power its computing equipment as well as cooling and lighting, etc.  The facilities are strategically located where electricity costs are low due to an abundance of hydro power and geothermal energy.  Other site expenses include leasing costs for the facilities, internet access, equipment maintenance and software optimization, and facility security, maintenance and management.

The HIVE Lachute Facility

The HIVE Lachute Facility is a leased facility and is located in Québec, Canada and as of March 31, 2024 is equipped with approximately 10,500 Bitcoin miners, with an aggregate operating hashrate of approximately 1,300 PH/s. The HIVE Lachute Facility utilizes approximately 34 MW of power, with available power capacity of 36 MW. 100% of the Bitcoin mining power is being utilized by HIVE for self-mining.

In April 2020 HIVE acquired this leased facility located in Lachute, Quebec from Cryptologic, which has access to low cost, renewable electricity, available capacity of 36 MW of HVAC and electrical infrastructure that is unique to cryptocurrency mining, systems for power and internet connectivity and operational staff. HIVE has subsequently been investing in next generation mining equipment that can provide positive gross mining margins of Bitcoin rewards.

In the first quarter of fiscal 2021, HIVE invested more than $2 million in approximately 2,000 next generation SHA-256 Bitmain-manufactured miners with an aggregate operating hashrate of 124 PH/s to scale up mining power and increase the operating efficiency of the facility. In July 2020, HIVE ordered 200 additional new generation Bitmain miners, with an aggregate operating hashpower of 12 PH/s, from an equipment broker. In August 2020, the Company installed an additional 1,000 new generation miners from manufacturer MicroBT, having a cost of approximately $2 million, with an aggregate operating hashrate of 93 PH/s. The equipment was initially hosted by HIVE on behalf of an institutional client, and on July 12, 2021 these machines were purchased from this institutional client.

As part of the Company's strategy to enhance mining efficiency ahead of the 2024 halving event, over 8,500 new-generation ASICs have been deployed to the Lachute facility since April 1st, 2023. These ASICs were intended to replace older models, leading to a significant increase in hashrate from approximately 670 PH/s to 1,300 PH/s. Additionally, as of March 31st, 2024, the average efficiency at the Lachute facility stands at approximately 24 J/TH.

The HIVE Sweden Facility

The Company's operations in Sweden as of March 31, 2024 are comprised of the following facilities:

a) The HIVE Sweden Facility, leased facility in Boden, equipped with approximately 7,800 Bitcoin miners, with an aggregate operating hashrate of approximately 845 PH/s. The HIVE Sweden Facility is equipped with power capacity of 32 MW, of which 26 MW are ASICs which produce approximately 845 PH/s of Bitcoin mining capacity.

b) The HIVE Sweden Robertsfors Facility, leased facility in Robertsfors, equipped with approximately 1,000 Bitcoin miners, generating approximately 82 PH/s.  The HIVE Sweden Robertsfors Facility utilizes approximately 4 MW of power.

c) The HIVE Notviken Facility, a modular unit near near Lulea, Sweden, equipped with 430 Bitcoin miners, generating approximately 45 PH/s. The HIVE Sweden Notviken Facility utilizes approximately 1.5 MW of power.

d) The Hive Boden 2 Facility, an owned facility in Boden, equipped with approximately 110 Bitcoin miners, with an average operating hashrate of approximately 10 PH/s. The HIVE Sweden Boden 2 Facility utilizes approximately 0.3 MW of power.

In August 2019, the Company assumed full control of operations at the HIVE Sweden Facility from Genesis Mining Ltd. and entered into direct agreements with local suppliers, including a strategic partnership with Blockbase to be the facility operator. Blockbase manages Barrage d.o.o. (LLC) ("Barrage"), which has a team of data center technicians with technical training unique to operating GPUs. This is critical as GPUs require more attention and specialized skill sets to ensure proper maintenance and operation than a data center filled with ASIC chips. The transition of facility operations from Genesis to Blockbase was completed in November 2019.

In 2020, the Company restructured its strategy in Boden to shift towards becoming more of a data center operation in order to broaden the range of services the Company offers. The Company believes the demand for GPU high performance chips will generate new sources of revenue including revenue derived from gaming, artificial intelligence, movie rendering, and support for smart cities, and this shift in strategy will position the Company to capitalize on these opportunities.

In the fall of 2020, the Company announced that it had entered into energy hedging agreements related to its electricity costs in Sweden through the calendar year 2021, and these agreements have been extended to continue until December 2023. This has resulted in the Company locking in attractive energy prices that are lower than industry averages. The Company estimates that the combination of its new, direct agreements with local suppliers for its Sweden operation combined with the electricity hedging agreements has resulted in a 40% reduction in its operating and maintenance costs at the HIVE Sweden Facility, compared to what such costs would have been under its previous service provider agreement with Genesis which ended in November 2019. Additionally, the refurbishment of HIVE's mining rigs carried out by Blockbase and Barrage has resulted in an increase in mining output.

In March 2020, HIVE announced the initiation of an expansion at the HIVE Sweden Facility. The expansion, then anticipated to cost approximately $750,000 and be financed with cash flows from operations, was expected to occur in two phases and be completed within six months. However, the Company put the expansion on temporary hold due to lack of clarity on whether the Company would have access to long term hydro electricity, due to new green energy requirements for the steel industry in the Boden region. The expansion was reinitiated at a larger scale and completed during Fiscal 2022.

In June of 2021 HIVE announced the expansion of its Sweden Operations with the addition of the HIVE Sweden Robertsfors Facility, a 4 MW facility in the town of Robertsfors, Sweden. This facility is managed by Bikupa Datacenter 2 AB and is referred to internally as the Old Diamond Factory or "ODF" which hosts approximately 1,000 new generation miners mining digital assets in the cloud. See "GENERAL DEVELOPMENT OF THE BUSINESS - Fiscal 2022 - HIVE Sweden Facility Updates".

In the spring budget of 2023, the Swedish Parliament abolished the reduced energy tax for data centers, effective as of July 1, 2023. As a result of this decision, the Company's cost of energy at its HIVE Sweden Facility will increase by approximately 0.30 Swedish Krona ("SEK") per kWh. Prior to the effective date of the abolishment of the energy tax reduction, HIVE's cost of energy at the HIVE Sweden Facility was approximately 0.30 to 0.50 SEK per kWh. Revenues from HIVE's operations at these facilities typically ranges from 0.80 to 1.00 SEK per kWh. The HIVE Sweden Facility currently represents approximately 18% of the Company's global production of Bitcoin per day. See "RISK FACTORS - Changes to Tax Laws".

The HIVE Boden 2 Facility

On November 29, 2023, the Company acquired a data center and the real property on which it is situated, located in the city of Boden, Sweden. This facility has 1.5 MW operational and is being expanded to 7.0 MW, and internally referred to as Boden 2 which hosts approximately 110 new generation miners mining digital assets in the cloud, with an operational hashrate of approximately 10 PH/s. The facility will be ready for new generation ASICs expected to arrive in July 2025.

The Boden 2 facility consists of an office building, a storage building and four data halls: A1, A2, A3, which are interconnected, and A5.  Building A4 has yet to be built and remains a cement foundation.  Power contracts for a total of 7.0 MW belong to the property.  At the time of the acquisition, 5 x 1.5 MW transformers also formed part of the transaction. Another transformer with a subscription of 0.5 MW is owned by the local grid provider, Bodens Energi.  On November 29 the facility had approx. 1.5 MW of available power.

The HIVE Iceland Facility

The HIVE Iceland Facility is a leased facility with atNorth and is currently equipped with approximately 2,400 new generation Bitcoin miners, with an aggregate operating hashrate of approximately 250 PH/s.  This facility has a combined capacity of approximately 8.0 MW of power.  Iceland tends to be cool year-round, with summer daytime temperature seldom rising above 25°C. Consequently, the Company does not have to incur costs associated with substantial cooling of mining equipment at this facility.

We received notification from the Icelandic power company on November 29, 2023, mandating a 50% reduction in energy consumption until further notice, attributable to diminished water levels in hydroelectric reservoirs. No specific end date has been provided; however, they will inform us when operations can resume normal energy usage once reservoir levels recover sufficiently. Do to the curtailment, we have an aggregate operating hashrate of approximately 130 PH/s utilizing 4.0 MW of power.

HIVE Blockchain Iceland ehf also entered into a service agreement with Borealis Data Park ehf on November 25, 2021, for the hosting of equipment at the Borealis Facility. The agreement enables the hosting of approximately 1,200 new generation Bitcoin miners, or 4.5 MW of capacity, over a period of 36 months, using geothermal and hydroelectric energy. On January 2, 2024, the Company mutually agreed to the early termination of its service agreement for the Borealis Facility. The 1,200 Bitcoin miners were moved to storage and most of the miners were subsequently disposed for a nominal amount.

The HIVE New Brunswick Facility

The HIVE New Brunswick Facility was acquired from GPU ONE through the purchase of GPU Atlantic, which has undergone a name change, and is now known as HIVE Atlantic Datacentres Ltd. ("HIVE Atlantic"). HIVE Atlantic is a wholly owned subsidiary of the Company and is the owner of the HIVE New Brunswick Facility. As of the date of this AIF, this facility has a capacity of 80 MW of power. As of March 31, 2024, this facility operates approximately 20,000 new generation ASIC miners, with an aggregate operating hashrate of approximately 2,250 PH/s, utilizing approximately 60 MW of power. At full capacity, the campus can utilize approximately 75 MW of power.

On October 23, 2019, HIVE Atlantic entered into an agreement for the supply of power and energy (the "NB Agreement") with New Brunswick Power Corporation ("NB Power"). The NB Agreement has a term of ten (10) years.

The NB Agreement stipulates that NB Power will supply a total of 15,000kW of power to HIVE Atlantic, 2,250kW of which NB Power has a contractual obligation to deliver on a continued basis from October 23, 2019 until October 23, 2029, while the 12,750kW of interruptible surplus power can be consumed at HIVE's discretion at the daily spot prices during this same ten (10) year term.

"Total Usable Power" is not defined in the NB Agreement; it is the sum of the Contracted Reserve and the Surplus Energy. The NB Agreement defines "Contracted Reserve" and "Surplus Energy" as follows:

  "Contracted Reserve" means the amount of power which NB Power shall reserve for the Customer as specified in Article 3.1 hereof.

  "Surplus Energy" means energy which may be interrupted by NB Power at any time and is supplied to the Customer provided NB Power has energy available to it surplus to the requirements of other firm commitments of NB Power and its affiliated companies.

The Total Usable Power is thus the amount of kW that HIVE can elect to consume on a daily basis throughout the term of the NB Agreement.

At the time of execution of the NB Agreement, the understanding with NB Power was that the Company would have a right to consume a total amount of 50 MW on a continuous basis. Pursuant to the foregoing, on August 11, 2020, NB Power issued a facilities study which, in effect, authorized HIVE Atlantic to increase total consumption to the level of 50 MW on a continuous basis.

On April 5, 2022, the NB Agreement was updated to reflect that NB Power will supply a total power supply of 80,000kW to HIVE Atlantic, with 37,500kW of which NB Power has a contractual obligation to deliver on a continued basis until October 23, 2029 with the available Surplus Energy at 42,500kW, bringing the Total Usable Power to 80,000kW throughout the duration of the term.

Curtailable power, or Surplus Energy, which is available to HIVE Atlantic varies daily with on-peak and off-peak hours. Each week, HIVE Atlantic obtains the anticipated pricing forecast for the week's available Surplus Energy and can elect when it wishes to operate and at what capacity (over and above its fixed Contracted Reserve).

NB Power has the right to withhold and suspend the supply of power and energy from HIVE Atlantic for the purpose of safeguarding life or property, for making repairs, changes, renewals, improvements or replacements to NB Power facilities that it deems necessary, but such interruptions are to be for the shortest period reasonably possible and in accordance with their Good Utility Practice, and when possible, arranged for a time least objectionable to HIVE Atlantic.

As part of the HIVE New Brunswick Facility acquisition, the Company acquired 740 Innosilicon miners and 40 Bitmain S9 Antminers, as well as data center equipment including racking, cabling, electrical infrastructure, and fixtures.

Budget

The Company's revenue and future capital raises will be used to finance ongoing and future construction.  As of the date of this AIF, the Company's daily revenue is approximately $252,000 generated through an average of 3.5 bitcoin mined per day using 5,000 PH/s of Bitcoin mining capacity from ASICs and, additionally, $20,000 generated from high-performance computing.

Security

HIVE's facilities are located in relatively remote locations and surrounded by a chain-link fence with barbed wire and staffed with security on a 24x7x365 basis. The sites have a physical security policy and staff are trained to be aware of any unauthorized personnel. There are closed-circuit televisions on site and the mining rigs are located within locked data center warehouses. At the HIVE Sweden Facility, HIVE's strategic partner Barrage arranges for security for HIVE's facility. At the HIVE Iceland Facility and HIVE Lachute Facility, the property owners provide security for these facilities. At the HIVE New Brunswick Facility a local service provider is responsible for providing IT and security services and has a 24/7 on-site presence with live camera feeds covering the interior buildings site and private substation.

Network Connectivity

The sites are equipped with the following mediums of connectivity: (a) two satellite internet connections; and (b) two long-term evolution connections. Each medium is provided by a different vendor, which increases redundancy and resiliency.

Monitoring and Repair

All key components of the sites are monitored including the intake air temperature, hash board temperature, voltage, hashrate, data center air temperature, exhaust air temperature and humidity of each facility. All parameters are monitored and can be changed remotely on a twenty-four hour basis throughout each day of the year, by: (i) Blockbase for the HIVE Sweden Facility; (ii) atNorth for the HIVE Iceland Facility; (iii) the Company directly for the HIVE Lachute Facility; and (iv) for the HIVE New Brunswick Facility, a local service provider facilitates the maintenance and upkeep of the key components and provides their readings to the Company directly. Parallel monitoring is performed by local on-site staff who are responsible for implementing any necessary repairs to mining infrastructure. In the event that the Company's remote monitoring or any parallel monitoring identifies any malfunction or technical issue, personnel are dispatched to physically inspect and, if necessary, repair defective components. HIVE intends to maintain an inventory of all necessary components for repair, which is kept at the same facility as operations.

Custodial services for digital currencies

The Company utilizes a platform provided by Fireblocks Inc. ("Fireblocks"), which is headquartered in New York, to maintain custody1 and secure its digital currencies. The Company also holds its digital currencies in secure storage wallets at Bank Frick ("Bank Frick" and together with Fireblocks, the "Custodians"), which is headquartered in Liechtenstein. The Custodians are responsible only for safeguarding the cryptocurrency assets of the Company. Neither the Company nor the Custodians process cryptocurrency asset payments for the Company or for others. Neither of the Custodians uses a sub-custodian and neither is a related party of the Company. Bank Frick is regulated by the Liechtenstein financial market authority and is the foreign equivalent of a Canadian financial institution (as that term is defined in National Instrument 45-106 - Prospectus Exemption). The Company is not aware of anything with regards to the Custodians' operations that would adversely affect the issuer's ability to obtain an unqualified audit opinion on its audited financial statements. As at The date hereof, the percentages of the Company's cryptocurrency assets held by Fireblocks and Bank Frick were approximately 99% and 1%, respectively. As at the date of this AIF, the quantity and dollar value of the Company's cryptocurrency assets were 2,483 Bitcoin, with a market value of approximately USD$161 million.

The Company has conducted due diligence on its Custodians and has not identified any material concerns. It routinely reviews and verifies its asset balances on public blockchain explorers. In order to monitor Fireblocks, the Custodian at which the large majority of the Company's assets are held, the Company relies on system and organization controls provided by a SOC 2 Type II report, undertaken by an independent audit firm. Management of the Company is not aware of any security breaches or other similar incidents involving either of the Custodians which resulted in lost or stolen cryptocurrency assets. In the event of an insolvency or bankruptcy of the Custodians, the Company would write off as losses any unrecoverable cryptocurrency assets.

The Company has chosen to continue to use Bank Frick as custodian due to its track record in the industry. Bank Frick has acted as custodian for the Company since its early stages and was one of the few institutions that readily accepted cryptocurrency companies in Europe after changes in Switzerland greatly limited banks from operating in the cryptocurrency industry. In addition, Bank Frick permits the Company to maintain accounts in both fiat currency as well as cryptocurrency, and consequently, upon sales of cryptocurrency, the proceeds can be deposited into the Company's account with Bank Frick that is denominated in US dollars.

Fireblocks was chosen as the Company's second and primary custodian after they had announced in December 2019 that they had completed an examination and received a SOC 2 Type II certification. In general, a SOC 2 Type II certification is issued by an outside auditor and evaluates the extent to which a vendor complies with five trust principles based on the systems and processes in place. These five principles include the following (collectively, the "Trust Services Criteria"):

  "Security", which addresses the safeguarding of system resources and assets against unauthorized access;

1HIVE owns all of the wallets in which its cryptocurrency assets deposited with Fireblocks are held. Fireblocks does not directly hold any of the Company's cryptocurrency inventory.  Fireblocks stores two of the Company's three key shares on servers located in the United States and operated by Microsoft Azure, a cloud computing service operated by Microsoft Corporation, and International Business Machines Corporation; the Company maintains the third key share in the secure enclave of authorized user's mobile devices.  All three key shares are required in order to execute a transfer of cryptocurrency from the secure storage wallet.

  "Availability", which addresses the accessibility of the system as stipulated by the applicable service agreement between vendor and customer;

  "Processing Integrity", which addresses whether or not a system achieves its purpose;

  "Confidentiality", which addresses whether access and disclosure of data is restricted to a specified set of persons or organizations; and

  "Privacy", which addresses the system's collection, use, retention, disclosure and disposal of personal information in conformity with an organization's privacy notice.

The most recent SOC 2 Type II certification received by Fireblocks was based on an examination of its platform for the period from September 1, 2022 to August 31, 2023 (the "2023 SOC 2 Report"). The 2023 SOC 2 Report concluded that the controls implemented by Fireblocks were suitably designed to meet Fireblocks' service commitments and system requirements based on the applicable Trust Services Criteria. As a result of their nature however, the controls implemented by a service organization such as Fireblocks may not always operate effectively or continue to meet the applicable Trust Services Criteria. It is impossible to predict the future applicability of any evaluation regarding the suitability of design or operating effectiveness of the controls used by Fireblocks, as these are subject to the risk that the systems or controls used may change or become ineffective. Additionally, the conclusion of the 2023 SOC 2 Report is based on the assumption that the controls in place were effectively applied by user entities and any subservice organizations engaged by Fireblocks, which may not always be the case.

As of the date hereof, the Company's only material custodian is Fireblocks. The Company relies primarily on Fireblocks as it compiles documented controls that can be provided to the Company, such as the SOC 2 Type II certification, which are viewed as instrumental in providing verification to third parties that appropriate controls have been put in place.

Fireblocks is a wallet infrastructure provider and a digital asset security firm which was backed in its early stages by the investment arm of Fidelity International Ltd. Fireblocks utilizes multi-party computation technology to secure private keys to assist its customers to securely self-custody and transfer cryptocurrency assets among counterparties, and consequently, does not directly hold the Company's cryptocurrency inventory. Fireblocks stores two of the Company's three key shares on servers located in the United States and operated by Microsoft Azure, a cloud computing service operated by Microsoft Corporation, and International Business Machines Corporation; the Company maintains the third key share in the secure enclave of authorized user's mobile devices. All three key shares are required in order to execute a transfer of cryptocurrency from the secure storage wallet.

As at the date hereof, the Company had elected to maintain 99% of its cryptocurrency with Fireblocks primarily due to the comfort provided by the SOC 2 Type II certification, undertaken by an independent audit firm, and for which Fireblocks undergoes a review on an annual basis. Such reports are not applicable to Bank Frick or other large cryptocurrency custodians at this time. The Company reviews the SOC 2 Type II report to ensure it maintains a secure technology infrastructure and the security systems designed to safeguard cryptocurrency assets are operating effectively. To date, the Company has not identified any material concerns based on its review of the SOC 2 Type II report.

Fireblocks also maintains an insurance policy which covers technology, cyber, and professional liability, and has received an "A" rating by A.M. Best based on the strength of the policy. The Company is not aware of any security breaches or incidents involving Fireblocks, or of any other limitations on Fireblocks's insurance.

The Company further believes that the SOC 2 Type II certification better addresses the commentary of the Canadian Public Accountancy Board and the Canadian Securities Administrators continuing review and guidance in respect of custodial controls and security of cryptocurrency assets.

The Company has not been able to insure its mined digital currency, nor do either of the Custodians maintain any insurance over the cryptocurrency assets they hold, as of the date hereof. The Company views the risk of loss or theft as low, as its assets are maintained in secure storage with its Custodians. Given the novelty of digital currency mining and associated businesses, insurance of this nature is generally not available, or uneconomical for the Company to obtain which leads to the risk of inadequate insurance cover.

See "RISK FACTORS - Company Cryptocurrency Risks - Risks related to insurance".

Disaster Recovery Procedures

Fireblocks use an MPC approach to their wallet architecture which means the private key to their workspace is created in multiple parts (called key shares) and is never combined as a whole, neither during the first creation of the wallet nor during the actual signature of a transaction. Fireblocks hold two shards in their cloud infrastructure, whilst a customer shard lives in the customer's mobile signing device. Coincover work with Fireblocks on behalf of the customer to securely store backups of the key shares, encrypted in a way that only the customer can fully decrypt the shards and reconstitute their private key.

Fireblocks License Agreement

The commercial relationship between the Company and Fireblocks is governed by a license agreement entered into on September 28, 2020 (the "Fireblocks License Agreement"). Pursuant to the terms of the Fireblocks License Agreement, the Company is entitled to a non-exclusive, non-sublicensable, and non-transferable license to access the custodial services provided by Fireblocks. Specifically, these services include a cryptocurrency wallet that stores private and public keys, interacts with various blockchains and enables the Company to monitor its balances of assets, as well as a number of optional services the Company may opt-in to from time to time. A full list of the optional services can be found in Appendix A of the Fireblocks License Agreement which has been posted to the Company's SEDAR+ profile.  The Fireblocks License Agreement has been renewed with the current agreement expiring on September 28, 2024.

Either the Company or Fireblocks may terminate the Fireblocks License Agreement at any time by giving written notice if the other party is in breach or default of any material provision, and fails to cure the breach or default within thirty (30) days after being given such notice. If the Company does not pay two consecutive monthly invoices, Fireblocks may suspend, block and/or restrict the Company's access to the system upon providing ten (10) days prior notice of such suspension or termination to the Company.

In January, 2023, the Company and Fireblocks entered into a Letter Agreement for the provision of additional services contemplating disaster recovery procedures through Digital Asset Services Ltd. (trading as "Coincover") a third-party provider which covers until February 18, 2025. The Company has implemented these services provided by Coincover, effective February 10, 2023.

Coincover use secure Amazon Web Services enterprise storage solutions to store the encrypted backup shards provided by Fireblocks (the recovery package). Coincover also stores, in offline vaults, the RSA private key used in the decryption of the recovery package. These are stored offline in secure facilities on certified FIPS 140-2 Level 3 devices (tamper proof, hardware encrypted).

There are multiple locations, geographically separated for redundancy. All devices are tested on a regularly basis at a minimum quarterly. Coincover employs a strict confidentiality policy around the process, locations and personnel. Duties are segregated ensuring that multiple approved personnel are required to complete a recovery.

Manufacturers

The Company has purchased ASIC equipment manufactured by Bitmain, Canaan and Micro BT. The Company has purchased GPU cards manufactured by Nvidia and AMD, while GPU mining cases are manufactured by Alpha Miner and Mooseminer.

Competition and Market Participants

Competition

The cryptocurrency mining industry is highly competitive. In addition, there exist many online companies that offer cryptocurrency cloud mining services, as well as companies, individuals and groups that run their own mining farms. Miners can range from individual enthusiasts to professional mining operations with dedicated data centers, including those of the kind operated by our principal publicly-listed competitors. There are several companies competing in HIVE's industry, including Hut 8 Mining Corp. (TSX: HUT), CleanSpark Inc. (NASDAQ: CLSK), Iris Energy Limited (NASDAQ: IREN), Riot Platforms, Inc. (NASDAQ: RIOT), Marathon Digital Holdings Inc. (NASDAQ: MARA), Bitfarms Ltd. (TSX: BITF), Atlas Blockchain Group Inc. (CSE: AKE), Argo Blockchain Plc (LSE: ARB), Digihost Technology Inc. (TSXV: DGHI), and DMG Blockchain Solutions Inc. (TSXV: DMGI).

The vast majority of mining is now undertaken by mining pools, whereby miners organize themselves and pool their processing power over a network and mine transactions together. Rewards are then distributed proportionately to each miner based on the work / hashpower contributed. Mining pools became popular when mining difficulty and block time increased. While the rewards for successfully solving a block become considerably lower in the case of pooling, rewards are earned on a far more consistent basis, reducing the risk to miners with smaller computational power. Consequently, the Company may decide to participate in a mining pool in order to smooth the receipt of rewards.

Other market participants in the cryptocurrency industry include investors and speculators, retail users transacting in cryptocurrencies, and service companies that provide a variety of services including buying, selling, payment processing and storing of cryptocurrencies.

Business and Strategy

The Company's primary business is to create value by maintaining the infrastructure behind blockchains, currently the Bitcoin blockchain. HIVE's strength is the computing power it brings to intense blockchains operating under the consensus principle "proof-of-work". Consequently, the strategy of the company is to expand its computing power and its operations that enable it to run "proof-of-work" blockchains. At the same time, HIVE is committed to maintaining a sustainable carbon footprint in all of its operations as an indispensable part of its strategy and also its competitiveness and its responsibility as a data center operator.

Summary of Significant Transactions

The Company's significant transactions for Fiscal 2024 and a brief summary of the terms are as follows:

Date	Summary
May 10, 2023	At-the-market financing program launched in Canada, whereby the Company is entitled to distribute Common Shares from time to time through Stifel Nicolaus Canada Inc. and Canaccord Genuity Corp., as agents, in accordance with the terms of an equity distribution agreement dated May 10, 2023.
August 17, 2023	At-the-market financing program launched in Canada and the United States, superseding the 2023 ATM Program, whereby the Company is entitled to distribute Common Shares from time to time through Stifel Nicolaus Canada Inc. and Canaccord Genuity Corp. in Canada and Canaccord Genuity LLC in the United States, as agents, in accordance with the terms of an amended and restated equity distribution agreement dated May 10, 2023.
November 29, 2023	Acquisition of data center and the real property located in the city of Boden, Sweden.
December 28, 2023	$28,750,000 special warrant financing, with each special warrant entitling the holder thereof to receive without payment of additional consideration, one (1) unit of the Company (each a "Unit") upon the exercise or deemed exercise of each special warrant. Each Unit consisted of one (1) common share of the Company (a "Unit Share") and one-half (0.5) of one (1) common share purchase warrant (each whole common share purchase warrant, a "Warrant"). Each Warrant entitles the holder thereof to purchase one (1) common share of the Company (a "Warrant Share") at a price of CAD$6.00 per Warrant Share until December 28, 2026.

Power Contracts and Economic Dependence

Power

All of HIVE's locations are powered primarily by sustainable energy, being renewable hydroelectricity or geothermal energy.

HIVE Sweden Facility

The Company has an arrangement with Vattenfall AB, a power supply company based in Sweden, to receive electricity priced at the hourly spot rate until December 31, 2025.  The electricity is being obtained for the purpose of powering the Company's data center at the HIVE Sweden Facility.  The Company currently has a supplemental power pricing arrangement that was entered into in order to fix 18 MW of electricity consumption for the months of January through March 2023 at a set price, as well as 25 MW for the period April through June 2023, 24 MW for the period July through September 2023, 25 MW for the period October through December 2023, and 31 MW for the period January 2024 through December 2024, at set prices.  Additionally, 7 MW of electricity consumption has been entered into for the period January through December 2025. The fixed price agreement was assessed and is being accounted for as an executory contract whereby the monthly electricity costs are expensed as incurred.  HIVE has a separate lease, data center, Internet access and facility management agreements in place with other third parties for other aspects of site operations and maintenance.

The HIVE Boden 2 Facility

Power contracts for a total of 7.0 MW belong to the property on Hydrogränd 3 in Boden, Sweden and have been signed with the local grid provider, Bodens Energi. The same power supply agreement that provides the HIVE Sweden Facility with power also provides the HIVE Boden 2 Facility with its power. HIVE has a separate data center, Internet access and facility management agreements in place with other third parties for other aspects of site operations and maintenance.

Bikupa Datacenter 2 AB

The Company currently has a supplemental power pricing arrangement that was entered into for the Old Diamond Factory site in order to fix 3 MW of electricity consumption for the months January through December 2024 at a set price. Additionally, 1 MW of electricity consumption for the Notviken site has been entered into for the period January through December 2024.

HIVE Iceland Facility

At the HIVE Iceland Facility, the Company has an initial two-year agreement effective June 1, 2020 with atNorth for hosting and related colocation services, including power usage (as well as hosting, shelving, data center operations and maintenance, and security). On February 10, 2023, the HIVE Iceland Facilities agreements were renewed and extended until February 28, 2025, while adding an additional 2.4 MW at the Iceland Facility. On April 27, 2023, a third extension to the HIVE Iceland Facility.  On January 12, 2024, HIVE received a one-month termination notice of this same 570 kW from the third extension due to the difficult power situation in Iceland.  As of February 12, 2024, we had a total of approximately 8.0 MW with atNorth in Iceland.

HIVE Borealis Facility

On November 26, 2021 HIVE signed a 36 month fixed price contract for hosting and colocation services at Borealis Data Park ehf for the operation of 1,200 ASIC miners. The agreement provides for the usage of up to 4.8 MW of capacity. On January 2, 2024, the Company and Borealis mutually agreed to the early termination of its service agreement for its facility.

HIVE Lachute Facility

In Quebec, the Company has a lease agreement until June 30th, 2028 which includes access to the property owner's electricity services subscription with Hydro-Québec which features energy costs at approximately CAD$0.04/kWh. The Company also pays monthly power charges, net of supply and transformation loss credits, of approximately CAD$14.15 per kilowatt.

HIVE New Brunswick Facility

The Company owns its land and infrastructure at the HIVE New Brunswick Facility, including its substation, which features energy costs at approximately CAD$0.0649/kWh used. The Company also pays monthly demand charge of CAD$17.50 per kilowatt, on its Contracted Reserve.

Cycles

The Company experiences moderate volatility in electricity prices at the HIVE Sweden Facility which can impact profits. A portion of the Company's power costs at the HIVE Sweden Facility are exposed to market prices and the electricity environment in Boden, which can fluctuate due to weather temperature changes, while a large portion were fixed via hedging agreements that are in place until the end of calendar 2024.

Employees

As of the date of this AIF, HIVE had 20 employees.

Foreign Operations

As at the date of this AIF, the Company's foreign operations primarily include the Company's data center operations at the HIVE Sweden Facility, the Bikupa Datacenter 2, the HIVE Boden 2 Facility, the HIVE Iceland Facility, and the Bermuda subsidiary, HIVE Digital Data Ltd.

Introduction to Blockchain and Cryptocurrency

Blockchain technology was introduced in 2008 as the database technology that underpins Bitcoin. Although the technology has remained synonymous with Bitcoin and digital currencies, blockchain technologies are capable of many applications beyond serving as a database for a decentralised digital currency. Blockchain is gaining widespread adoption and is the backbone of a new digital world with fewer intermediaries, greater efficiency, and automated transactions.

A significant advantage to blockchain technology is that it can store and distribute data in a decentralised manner. The decentralisation of information increases security and offers additional functionality to its users. Blockchain technologies are making a significant impact in many areas of business, finance, information management and governance, but it remains in its nascent stages with significant future opportunities.

A cryptocurrency is a form of encrypted and decentralised digital currency, transferred directly between peers across the internet, with transactions being settled, confirmed, and recorded in a distributed public ledger by a process known as "mining".

Units of a cryptocurrency exist only as data on the internet, and are not issued or controlled by any single institution, authority, or government. Whereas most of the world's money currently exists in the form of electronic records managed by central authorities such as banks, units of a cryptocurrency exist as electronic records in a decentralised tamper-proof transaction database called a blockchain. The ledger is publicly available to anyone and secured with public key encryption.

How a Cryptocurrency Works

Cryptocurrencies are decentralised digital currencies that enable instant transfers to anyone, anywhere in the world. Transactions occur via an open source, cryptographic protocol platform which uses peer-to-peer technology to operate with no central authority. The network is an online, peer-to-peer network that hosts the public transaction ledger, known as the blockchain; and each cryptocurrency with a source code that comprises the basis for the cryptographic and algorithmic protocols governing the blockchain. No single entity owns or operates the network, the infrastructure of which is collectively maintained by a decentralised user base. As the network is decentralised, it does not rely on either governmental authorities or financial institutions to create, transmit or determine the value of the coins. Rather, the value of a coin is determined by the market supply of and demand for the coins, the prices set in transfers by mutual agreement or barter as well as the number of merchants that accept the coins. Because coins are digital files that can be transferred without the involvement of intermediaries or third parties, there are little or no transaction costs in direct peer-to-peer transactions. Coins can be used to pay for goods and services or can be converted to fiat currencies, such as the US dollar, at rates determined by various cryptocurrency exchanges. Bitcoin.org lists a number of cryptocurrency exchanges, including international exchanges such as: Bitsquare, Bitstamp, and Coinbase. There are also country-based and regional cryptocurrency exchanges. Additionally, third party service providers are also used for transfers but they may charge significant fees for processing transactions.

In a cryptocurrency network, every peer has their own copy of the entire blockchain, which contains records of every historical coin transaction - effectively containing records of all account balances. Each account is identified solely by its unique public key (making it effectively anonymous), and is secured with an associated private key (kept secret by the account holder). The combination of private and public cryptographic keys constitutes a secure digital identity in the form of a digital signature, providing strong control of ownership.

For example, for a given transfer of Bitcoin, the quantity of Bitcoin to be sent is combined with the recipient's public key and some information from the previous transaction(s) that the sender's Bitcoins came from, into a message that the sender signs with its private key. The transaction message is then broadcasted out into the wide Bitcoin Network, where it is received by Bitcoin miners who (with high-performance computers running specialized automatic Bitcoin mining software) verify the transaction, group it with others into a transaction block, and work to solve the proof-of-work cryptographic puzzle that links the new block to the blockchain.

Each time a new block of transactions is created, data from that block is used to create a hash that is stored along with the block. One piece of data used is the hash from the most recent block in the blockchain. Each block's hash is created using the hash of the block before it, acting as a sort of tamper-evident seal that confirms the validity of the new block and all earlier blocks. Alterations made to any earlier block would make the hashes of all subsequent blocks invalid, the discrepancy would be easily detected by future miners, and that broadcast would be discarded in favour of one from a different peer. By implication, it is the miners who operate the entirety of the network who collectively agree as to what constitutes valid blocks and invalid blocks. The consensus of a majority of the operators is what determines the accuracy of the ledger, which becomes the basis for future blocks.

Miners, which are specialized computers, compete to solve new blocks. A miner that verifies and solves a new block is awarded newly-generated quantity of coins, an amount which is usually proportional to the miner's contributed hashrate or work, (plus a small transaction fee) as an incentive to invest their computer power, as mining is critical to the continuing functioning and security of the cryptocurrency network. The difficulty of the proof-of-work puzzles is automatically adjusted so that a new block is mined on a specified basis, adapting as the total mining power active on the network increases over time.

Blockchain safety is ensured by a number of different protocols, such as proof-of-work and proof-of-stake. Proof-of-work is currently the most widely used, including currencies such as Bitcoin and Ether. Proof-of-work functions on the basis of a distributed consensus system dependent on the participation of miners who through their computing work verify the blockchain transactions.

Why Cryptocurrencies?

A blockchain enables market participants to make and verify transactions on a network instantaneously without a central authority (i.e., a clearinghouse in the traditional financial system). Management of the Company believes that Blockchain, the backbone technology behind cryptocurrency mining, has the potential to truly disrupt multiple industries and make processes more democratic, secure, transparent, and efficient.

Interbank transactions can potentially take days for clearing and final settlement, especially outside of working hours. Blockchain transactions can reduce transaction times to minutes and are processed on a twenty-four hour per day each day of the year basis. Owing to the decentralized nature of the network, transactions may be effected between jurisdictions across the world as easily as between neighbouring computers.

Because cryptocurrencies/digital currencies are completely digital, they can be used in ways that ordinary currencies cannot; primarily, they are used like the digital equivalent of cash. Unlike credit or debit cards that are issued by banks, consumers do not need an account or good credit to use digital currencies. Further, digital currencies are becoming increasingly accepted globally by retailers and institutions.

The Market for Cryptocurrency

Cryptocurrencies offer many advantages over traditional, (also known as "fiat") currency, including:

  Acting as a fraud deterrent, as cryptocurrencies are digital and cannot be counterfeited or reversed arbitrarily by sender;

  Immediate settlement;

  Eliminate counterparty risk;

  No trusted intermediary required;

  Lower fees;

  Identity theft prevention;

  Accessible by everyone;

  Transactions are verified and protected through a confirmation process, which prevents the problem of double spending currencies;

  Decentralised - no central authority (government or financial institution); and

  Recognized universally and not bound by government imposed exchange rates.

Management of the Company believes that as the demand for cryptocurrencies increases and cryptocurrencies become more widely accepted, there will be an increasing demand for professional-grade, scalable infrastructure to support growth of the growing blockchain ecosystem.

RISK FACTORS

In addition to the other information contained in this AIF, investors should give careful consideration to the following factors, which are qualified in their entirety by reference to, and must be read in conjunction with, the detailed information appearing elsewhere in this AIF. If any of the following events described as risks or uncertainties actually occurs, the business, prospects, financial condition and operating results of the Company may suffer a material adverse effect. In that event, the market price of the Company's Common Shares could decline and investors could lose all or part of their investment. Additional risks and uncertainties presently unknown, or that are not believed to be material at this time, may, if realized, also impair or have a material adverse effect on the Company's operations. In addition to the risks described elsewhere and the other information contained in this AIF, prospective investors should carefully consider each of and the cumulative effect of all of the following risk factors. There is no assurance that risk management steps taken will avoid future loss due to the occurrence of the risks described below or other unforeseen risks.

General Cryptocurrency Risks

The Company's cryptocurrency inventory may be exposed to cybersecurity threats and hacks.

As with any other computer code, flaws in the cryptocurrency codes have been exposed by certain malicious actors. Several errors and defects have been found and corrected, including those that disabled some functionality for users and exposed users' information. Although discovery of flaws in or exploitations of the source code that allow malicious actors to take or create money have historically occurred somewhat regularly, more recently, they have been becoming relatively rarer.

The computer network operated by the Company may further be vulnerable to intrusions by hackers who could interfere with and introduce defects to the mining operation. Private keys which enable holders to transfer funds may also be lost or stolen, resulting in irreversible losses of cryptocurrencies.

Regulatory changes or actions may alter the nature of an investment in the Company or restrict the use of cryptocurrencies in a manner that adversely affects the Company's operations.

As cryptocurrencies have grown in both popularity and market size, governments around the world have reacted differently to cryptocurrencies with certain governments deeming them illegal while others have allowed their use and trade. On-going and future regulatory actions may alter, perhaps to a materially adverse extent, the ability of the Company to continue to operate.

Regulatory action, particularly in the United States, may negatively affect the value of Bitcoin, which is the focus of our mining operations. Enforcement actions by the SEC or other regulators against trading platforms and exchanges may indirectly negatively affect the Company if these actions have the effect of limiting access to Bitcoin.

The effect of any future regulatory change on the Company or any cryptocurrency that the Company may mine is impossible to predict, but such change could be substantial and adverse to the Company.

Governments may in the future curtail or outlaw, the acquisition, use or redemption of cryptocurrencies. Ownership of, holding or trading in cryptocurrencies may then be considered illegal and subject to sanction. Governments may in the future take regulatory actions that may increase the cost and/or subject cryptocurrency companies to additional regulation or prohibit or severely restrict the right to acquire, own, hold, sell, use or trade cryptocurrencies or to exchange cryptocurrencies for fiat currency. By extension, similar actions by other governments, may result in the restriction of the acquisition, ownership, holding, selling, use or trading in the Common Shares. Such a restriction could result in the Company liquidating its Ether, Bitcoin or other cryptocurrency inventory at unfavorable prices and may adversely affect the Company's shareholders.

The value of cryptocurrencies may be subject to volatility and momentum pricing risk.

Momentum pricing typically is associated with growth stocks and other assets whose valuation, as determined by the investing public, accounts for anticipated future appreciation in value. Cryptocurrency market prices are determined primarily using data from various exchanges, over-the-counter markets, and derivative platforms. Momentum pricing may have resulted, and may continue to result, in speculation regarding future appreciation in the value of cryptocurrencies, inflating and making their market prices more volatile. As a result, they may be more likely to fluctuate in value due to changing investor confidence in future appreciation (or depreciation) in their market prices, which could adversely affect the value of the Company's cryptocurrency inventory and thereby affect the Company's shareholders.

The profitability of the Company's operations will be significantly affected by changes in prices of cryptocurrencies. Cryptocurrency prices are highly volatile, can fluctuate substantially and are affected by numerous factors beyond the Company's control, including hacking, demand, inflation and expectations with respect to the rate of inflation, global or regional political or economic events. If cryptocurrency prices should decline and remain at low market levels for a sustained period while network difficulty does not decrease proportionally, the Company could determine that it is not economically feasible to continue activities.

Volatility may have an impact on the value of HIVE's inventory of currencies. HIVE will act to reduce this risk by combining daily sales of cryptographic currencies and converting part of the balance of the excess HIVE profits into U.S. dollars, Canadian dollars, and/or other investment assets, and a number of cryptocurrencies that will ensure coverage of current operating expenses (Opex) and capital expenditures (Capex) in order to hedge the risk of volatility with regard to HIVE expenses.

Negative media coverage (highlighting for example, financial scandals related to crypto exchanges, regulatory actions and lawsuits against industry participants) and downward pricing may adversely affect investor confidence, and ultimately, the value of the Company's digital currency inventory which may have a material adverse affect on the Company, including an adverse effect on the Company's profitability from current operations. The Company currently holds Bitcoin. Other coins that we mine using our GPU-based systems yield mining rewards in those crypto currencies, however, those coins are regularly exchanged for Bitcoin. As a result, the Company is more exposed to volatility in the Bitcoin market.

Cryptocurrency exchanges and other trading venues are relatively new and, in most cases, largely unregulated and may therefore be more exposed to fraud and failure.

To the extent that cryptocurrency exchanges or other trading venues are involved in fraud or experience security failures or other operational issues, this could result in a reduction in cryptocurrency prices.

Cryptocurrency market prices depend, directly or indirectly, on the prices set on exchanges and other trading venues, which are new and, in most cases, largely unregulated as compared to established, regulated exchanges for securities, derivatives and other currencies. For example, during the past five years, a number of cryptocurrency exchanges have been closed due to fraud, business failure or security breaches.

The Company may also be exposed to volatility in the cryptocurrency industry generally, including in sectors of the crypto industry that do not directly apply to the Company's mining business but that are integral to the cryptocurrency industry as a whole. Negative developments in any aspect of the crypto industry, including trading platforms, individual coins and exposure of scams, appear to affect the market perception of the industry as a whole. As a result, the value of our stock and our Bitcoin assets may be subject to greater volatility stemming from industry developments not directly related to our mining business.

Energy Costs in the Regions Where we Operate May Increase

A key factor in the Company's profitability of its mining operations is the cost of electricity in the regions where the Company has mining operations. Energy costs generally are subject to government regulation, natural occurrences (including weather) and local supply and demand for energy. The availability and pricing of energy may be negatively affected by governmental or regulatory changes in energy policies in the countries and Provinces where we operate. In addition, the Company is exposed to negative impacts of changes in tax policy, such as, but not limited to, being precluded from claiming back input taxes or other specific taxes imposed on cryptocurrency mining, as well as risks of losing any existing energy rebates or tax rebates across all jurisdictions.

In particular, the Russian invasion of Ukraine which began on February 24, 2022, is affecting the supply of oil and natural gas in Europe. Natural gas is a primary source of energy for homes and industry in Europe. Prior to the conflict, in 2020, Russia accounted for around 29% of crude oil and 43% of natural gas imports into the EU. While it is impossible to predict what affect the conflict in Ukraine could have on the Company's operations in Sweden, our energy pricing is currently buffered partially by the ability to enter into forward energy agreements for the purchase of electricity. Our Swedish operation utilizes approximately 37.5 MW of renewable hydroelectric energy, which represents approximately 28% of our global overall utilization of hydroelectric and geothermal energy.

The Company conducts mining in Iceland, Sweden and the Provinces of Québec and New Brunswick, each of which has regulated electrical power suppliers and there can be no assurance that electricity can be provided on terms which are economic for the Company's current and future operations, anticipated growth, and sustainability.

Possibility of Less Frequent or Cessation of Monetization of Cryptocurrencies

A decision by the Company to cease monetization of cryptocurrencies or to monetize cryptocurrencies less frequently could increase the risk of cryptocurrencies held decreasing in value and the risk of loss or theft of cryptocurrencies. This in turn, may increase the level of audit risk for the Company's auditors in the area of auditing the existence and ownership rights of crypto-asset holdings. If the Company's auditors deem the audit risk too high, there is risk that the current auditors would withdraw from the audit which, in turn, would increase the risk of the Company's ability to comply with the requirement for reporting annual audited financial statements as part of its ongoing continuous disclosure requirements as a publicly listed company.

Limited History of De-Centralized Financial System

Compared with traditional and existing centralized financial systems, the cryptocurrency financial system is relatively new and has only limited history. Online cryptocurrency exchanges and trades therein operate with comparatively little regulation and are particularly liable to platform failures and fraudulent activities, which may have an effect on underlying prices of cryptocurrencies. In fact, many of the largest online cryptocurrency exchanges have been compromised by hackers. Traditional banks and banking services may limit or refuse the provision of banking services to businesses that supply cryptographic or cryptocurrencies as payment, and may refuse to accept money derived from cryptocurrency-related businesses. This may make management of bank accounts held by companies operating in the field difficult.

Cryptocurrency Network Difficulty and Impact of Increased Global Computing Power

Network difficulty is a measure of how difficult it is to solve the cryptographic hash that is required to validate a block of transactions and earn a cryptocurrency reward from mining. If the network difficulty increased at a significantly higher rate than the Company's hashrate and the price of cryptocurrency did not increase at the same rate as network difficulty, then the profitability of the Company's operations would be significantly affected. There can be no assurance that cryptocurrency prices will increase in proportion to the rate of increase of network difficulty as network difficulty is subject to volatility in growth. As demand for Bitcoin has increased, the global network hashrate has increased, and to the extent more adoption of Bitcoin occurs, the demand for Bitcoin should increase, drawing more mining companies into the industry and further increasing the global network hashrate. Also, as new and more powerful and energy-efficient mining servers are deployed, the global network hashrate will continue to increase, meaning our respective percentage of the total daily rewards will decline unless we deploys additional hashrate at pace with the growth of global hashrate. As a result, to compete in this highly competitive industry, we believe we will need to continue to acquire new miners, both to replace those lost to ordinary wear and tear and other damage, and to increase our hashrate to keep up with a growing global network hashrate.

Banks may not provide banking services, or may cut off banking services, to businesses that provide cryptocurrency-related services or that accept cryptocurrencies as payment.

A number of companies that provide BTC and/or other cryptocurrency-related services have been unable to find banks that are willing to provide them with bank accounts and banking services. Similarly, a number of such companies have had their existing bank accounts closed by their banks. Banks may refuse to provide bank accounts and other banking services to BTC and/or other cryptocurrency-related companies or companies that accept cryptocurrencies for a number of reasons, such as perceived compliance risks or costs. The difficulty that many businesses that provide BTC and/or other cryptocurrency-related services have and may continue to have in finding banks willing to provide them with bank accounts and other banking services may be currently decreasing the usefulness of cryptocurrencies as a payment system and harming public perception of cryptocurrencies or could decrease its usefulness and harm its public perception in the future. Similarly, the usefulness of cryptocurrencies as a payment system and the public perception of cryptocurrencies could be damaged if banks were to close the accounts of many or of a few key businesses providing BTC and/or other cryptocurrency-related services. This could decrease the market prices of cryptocurrencies and adversely affect the value of the Company's cryptocurrency inventory.

The impact of geopolitical events on the supply and demand for cryptocurrencies is uncertain.

Crises may motivate large-scale purchases of cryptocurrencies which could increase the price of cryptocurrencies rapidly. This may increase the likelihood of a subsequent price decrease as crisis-driven purchasing behavior wanes, adversely affecting the value of the Company's cryptocurrency inventory.

As an alternative to fiat currencies that are backed by central governments, which are relatively new, are subject to supply and demand forces based upon the desirability of an alternative, decentralised means of buying and selling goods and services, and it is unclear how such supply and demand will be impacted by geopolitical events. Nevertheless, political or economic crises may motivate large-scale acquisitions or sales of BTC either globally or locally. Large-scale sales of cryptocurrencies would result in a reduction in their market prices and adversely affect the Company's operations and profitability.

Political and Regulatory Risk

The Company's primary properties are located in Sweden, Iceland, and the Provinces of Québec and New Brunswick and will be subject to changes in political conditions and regulations within such jurisdictions. In addition, regulatory action globally, and particularly in the United States, may negatively affect the value of Bitcoin, which is the focus of our mining operations. Enforcement actions by the SEC or other regulators against trading platforms and exchanges may indirectly negatively affect the Company if these actions have the effect of limiting access to Bitcoin. Changes, if any, in mining or investment policies or shifts in political attitude could adversely affect the Company's operations or profitability. Operations may be affected in varying degrees by government regulations with respect to, but not limited to, restrictions on price controls, currency remittance, income taxes, foreign investment, maintenance of claims, environmental legislation, land use, electricity use and safety. For example, cryptocurrency mining involves considerable computing power, which is likely to increase. This computing power necessitates a high consumption of energy. Although the energy costs used by HIVE are typically determined and controlled by a regulator, there is no certainty that tariffs or other regulatory costs will not be imposed, which may reduce the profitability of mining cryptographic currencies.

On-going and future regulatory changes or actions may alter the nature of an investment in the Company or restrict the use of cryptocurrencies in a manner that adversely affects the Company's operations. The effect of any future regulatory change on the Company or any cryptocurrency that the Company may mine is impossible to predict, but such change could be substantial and adverse to the Company. The jurisdictions in which HIVE operates may in the future curtail or outlaw, the acquisition, use or redemption of cryptocurrencies.

See also "RISK FACTORS - Energy Costs in the Regions Where we Operate May Increase".

Changes to Tax Laws

The impact of changes in tax laws, including potential retroactivity, in Canada and the other jurisdictions in which the Company operates cannot be definitively predicted. For example, on February 4, 2022, the Canadian Department of Finance released for public comment a set of draft legislative proposals to implement certain tax measures. These tax measures include restricting the ability of cryptocurrency mining companies to claim back the consumption taxes they incur on purchases of goods and services made in Canada and imports into Canada. These restrictions have hindered the Company's ability to claim back its consumption taxes, namely the Goods and Services Tax and Harmonized Sales Tax, which apply at combined rates from 5% to 15.0% on the cost of goods and services, adding to the Company's ongoing operating costs and the costs of its capital expenditures and imports into Canada. The measures obtained royal assent on June 22, 2023. The Company engaged a professional accounting firm to assess the application of the new measures to the Company's business and is hopeful it will eventually be able to recover its consumption taxes in Canada.

Permits and Licences

The operations of the Company may require licences and permits from various governmental authorities. There can be no assurance that the Company will be able to obtain all necessary licences and permits that may be required.

Server Failures

There is a risk of serious malfunctions in servers or central processing units and/or their collapse. HIVE works to reduce this risk by employing a team of experts with many years of experience in building and managing data centers. HIVE utilizes this team of experts that enables, among other things, control, management and reporting of malfunctions in real time, which enables ongoing control over the operation of the equipment, including its cooling. While malfunctions in central servers, or central processing units can only occur on a specific server farm or part of it or for short periods of time, such server crashes or failures may cause significant economic damage to the Company.

Global Financial Conditions

Global financial conditions over the last few years have been characterized by volatility and the bankruptcy of several financial institutions or the rescue thereof by governmental authorities. These factors may affect the ability of the Company to obtain equity or debt financing in the future on terms favourable to it. Additionally, these factors, as well as other related factors, may cause decreases in asset values that are deemed to be other than temporary, which may result in impairment losses. If such levels of volatility and market turmoil continue, the operations of the Company may suffer adverse impact and the price of the Common Shares may be adversely affected.

Tax Consequences

The transactions described herein may have tax consequences in Canada or another jurisdiction, depending on each particular existing or prospective shareholder's specific circumstances. Such tax consequences are not described herein, and this AIF is not intended to be, nor should it be construed to be, legal or tax advice to any particular shareholder. Existing and prospective shareholders should consult their own tax advisors with respect to any such tax considerations.

Passive Foreign Investment Company Regulations Could Affect U.S. Shareholders

Generally adverse U.S. federal income tax rules apply to U.S. persons owning stock of a Passive Foreign Investment Company (a "PFIC"). The determination as to whether a non-U.S. corporation is a PFIC is a factual determination made on an annual basis after the close of each taxable year. This determination is based on the application of complex U.S. federal income tax rules, which are subject to differing interpretations, and the determination will depend on, among other things, the composition of the non-U.S. corporation's income, expenses and assets, as well as the relative value of its assets (which may fluctuate with the non-U.S. corporation's market capitalization), from time to time, and the nature of its activities. Moreover, the application of the PFIC rules to digital assets and transactions related thereto is subject to uncertainty. Accordingly, there can be no assurance that the Company will not be classified as a PFIC for the current taxable year or for any future taxable year. Prospective U.S. Holders contemplating an investment in the Offered Shares are urged to consult their tax advisors regarding the Company's status as a PFIC and the U.S. federal income tax consequences that may apply if the Company is determined to be a PFIC in any taxable year.

Environmental Regulations

All of the Company's operations will be subject to environmental regulations, which can make operations expensive or prohibitive. The continued evolvement of environmental regulations may lead to the imposition of stricter standards, more diligent enforcement, and heavier fines and penalties for noncompliance. The cost of compliance with changes in governmental regulations has a potential to reduce the profitability of operations or cause delays in the development of mining projects.

Environmental Liability

The Company may be subject to potential risks and liabilities associated with pollution of the environment through its use of electricity to mine cryptocurrencies. In addition, environmental hazards may exist on a property in which the Company directly or indirectly holds an interest which are unknown to the Company at present which have been caused by previous or existing owners or operators of the property which would result in environmental pollution. A breach of such legislation may result in the imposition of fines and penalties. To the extent the Company is subject to environmental liabilities, the payment of such liabilities or the costs that it may incur to remedy environmental pollution would reduce funds otherwise available to it and could have a material adverse effect on the Company. If the Company is unable to fully remedy an environmental problem, it might be required to suspend operations or enter into interim compliance measures pending completion of the required remedy. The potential exposure may be significant and could have a material adverse effect on the Company.

The further development and acceptance of the cryptographic and algorithmic protocols governing the issuance of and transactions in cryptocurrencies is subject to a variety of factors that are difficult to evaluate.

The use of cryptocurrencies to, among other things, buy and sell goods and services and complete other transactions, is part of a new and rapidly evolving industry that employs digital assets based upon a computer-generated mathematical and/or cryptographic protocol. The growth of this industry in general, and the use of cryptocurrencies in particular, is subject to a high degree of uncertainty, and the slowing or stopping of the development or acceptance of developing protocols may adversely affect the Company's operations. A significant portion of cryptocurrency demand may be attributable to speculation. The failure of retail and commercial marketplaces to adopt cryptocurrency payment methods may result in increased volatility and/or a reduction in market prices, either of which may adversely impact the Company's operations and profitability. The factors affecting the further development of the industry, include, but are not limited to:

  Continued worldwide growth in the adoption and use of cryptocurrencies;

  Governmental and quasi-governmental regulation of cryptocurrencies and their use, or restrictions on or regulation of access to and operation of the network or similar cryptocurrency systems;

  Changes in consumer demographics and public tastes and preferences;

  The maintenance and development of the open-source software protocol of the network;

  The availability and popularity of other forms or methods of buying and selling goods and services, including new means of using fiat currencies;

  General economic conditions and the regulatory environment relating to digital assets; and

  Negative consumer sentiment and perception of BTC specifically and cryptocurrencies generally.

Acceptance and/or widespread use of cryptocurrency is uncertain.

Currently, there is relatively small use of cryptocurrencies in the retail and commercial marketplace in comparison to relatively large use by speculators, thus contributing to price volatility that could adversely affect the Company's operations, investment strategies, and profitability.

As relatively new products and technologies, cryptocurrencies and their underlying networks have not been widely adopted as a means of payment for goods and services by major retail and commercial outlets. Conversely, a significant portion of cryptocurrency demand is generated by speculators and investors seeking to profit from the short-term or long-term holding of cryptocurrencies. The relative lack of acceptance of cryptocurrencies in the retail and commercial marketplace limits the ability of end-users to use them to pay for goods and services. A lack of expansion by cryptocurrencies into retail and commercial markets, or a contraction of such use, may result in increased volatility or a reduction in their market prices, either of which could adversely impact the Company's operations, investment strategies, and profitability.

Company Cryptocurrency Risks

The Company may be required to sell its inventory of cryptocurrency to pay suppliers.

The Company may sell its inventory of cryptocurrency to pay necessary expenses, irrespective of then-current cryptocurrency prices. Consequently, the Company's inventory of cryptocurrency may be sold at a time when the price is low, resulting in a negative effect on the Company's profitability.

Facility Developments

The continued development of existing and planned facilities is subject to various factors, and may be delayed or adversely affected by such factors beyond the Company's control, including delays in the delivery or installation of equipment by suppliers, difficulties in integrating new equipment into existing infrastructure, shortages in materials or labour, defects in design or construction, diversion of management resources, insufficient funding, or other resource constraints. Actual costs for development may exceed the Company's planned budget. Delays, cost overruns, changes in market circumstances and other factors may result in different outcomes than those intended.

The Company's operations, investment strategies, and profitability may be adversely affected by competition from other methods of investing in cryptocurrencies.

The Company competes with other users and/or companies that are mining cryptocurrencies and other potential financial vehicles, possibly including securities backed by or linked to cryptocurrencies through entities similar to the Company. In particular, the entry of exchange traded funds holding Bitcoin offers an alternative path to investing in Bitcoin. Market and financial conditions, and other conditions beyond the Company's control, may make it more attractive to invest in other financial vehicles, or to invest in cryptocurrencies directly which could limit the market for the Company's Common Shares and reduce their liquidity.

Regulation of cryptocurrency outside of Canada has led some mining companies to consider Canada as a jurisdiction in which to operate. This may increase competition to HIVE; however, the Company believes that only a few competitors exist that can compete with the speed and cost effectiveness of HIVE's current operations and buildout capabilities. Nevertheless, the Company's assumptions with respect to its competitors could be inaccurate and the Company may face unexpected competition in the form of a new entrant in the marketplace. Such competition could erode the Company's expected market share and could adversely impact the Company's profitability. Increased competition could result in increased network computing resources and consequently increased hash difficulty.

The Company's coins may be subject to loss, theft or restriction on access.

There is a risk that some or all of the Company's coins could be lost or stolen. Access to the Company's coins could also be restricted by cybercrime (such as a denial of service ("DDoS") attack) against a service at which the Company maintains a hosted online wallet. Any of these events may adversely affect the operations of the Company and, consequently, its investments and profitability.

As a measure of security against hackers, the Company holds its Bitcoin in segregated, secure storage wallets, maintained by Fireblocks, a leading provider of crypto asset secure storage and management, which specializes in securely storing crypto currencies. HIVE has not pledged or staked our Bitcoin assets as collateral against debt or other obligations of any kind. HIVE's Bitcoin is not stored on any exchange. HIVE's Bitcoin is never "staked" or loaned to any third party.

Notwithstanding our proactive arrangements to protect our Bitcoin from hackers, there is no guarantee that our security measures, or the security measures of Fireblocks, will be effective. The Company may not be able to access or liquidate its digital currency inventory at economic values, or, if one or more such storage solutions failed or was compromised, at all.

The loss or destruction of a private key required to access the Company's digital wallets may be irreversible. The Company's loss of access to its private keys or its experience of a data loss relating to the Company's digital wallets could adversely affect its investments.

Cryptocurrencies are controllable only by the possessor of both the unique public and private keys relating to the local or online digital wallet in which they are held, which wallet's public key or address is reflected in the network's public Blockchain. The Company will publish the public key relating to digital wallets in use when it verifies the receipt of cryptocurrency transfers and disseminates such information into the network, but it will need to safeguard the private keys relating to such digital wallets. To the extent such private keys are lost, destroyed or otherwise compromised, the Company will be unable to access its coins and such private keys will not be capable of being restored by network. Any loss of private keys relating to digital wallets used to store the Company's cryptocurrency inventories could adversely affect its investments and profitability.

Incorrect or fraudulent coin transactions may be irreversible.

Cryptocurrency transactions are irrevocable and stolen or incorrectly transferred coins may be irretrievable. As a result, any incorrectly executed or fraudulent coin transactions could adversely affect the Company's investments. Incorrectly executed transactions may be the result of computer or human error, despite rigorous controls to prevent such errors.

Coin transactions are not, from an administrative perspective, reversible without the consent and active participation of the recipient of the transaction. In theory, cryptocurrency transactions may be reversible with the control or consent of a majority of processing power on the network. Once a transaction has been verified and recorded in a block that is added to the Blockchain, an incorrect transfer of a coin or a theft of coin generally will not be reversible and the Company may not be capable of seeking compensation for any such transfer or theft. Although the Company's transfers of coins will regularly be made by experienced members of the management team, it is possible that, through computer or human error, or through theft or criminal action, the Company's coins could be transferred in incorrect amounts or to unauthorized third parties, or to uncontrolled accounts.

If the award of coins for solving blocks and transaction fees are not sufficiently high, miners may not have an adequate incentive to continue mining and may cease their mining operations.

As the number of coins awarded for solving a block in the Blockchain decreases, the incentive for miners to continue to contribute processing power to the network will transition from a set reward to transaction fees. Either the requirement from miners of higher transaction fees in exchange for recording transactions in the Blockchain or a software upgrade that automatically charges fees for all transactions may decrease demand for the relevant coins and prevent the expansion of the network to retail merchants and commercial businesses, resulting in a reduction in the price of the relevant cryptocurrency that could adversely impact the Company's cryptocurrency inventory and investments.

If the award of coins for solving blocks and transaction fees are not sufficiently high, miners may not have an adequate incentive to continue mining and may cease their mining operations. Miners ceasing operations would reduce collective processing power, which would adversely affect the confirmation process for transactions (i.e., decreasing the speed at which blocks are added to the Blockchain until the next scheduled adjustment in difficulty for block solutions) and make the network more vulnerable to a malicious actor or botnet obtaining control in excess of fifty percent of the processing power. Any reduction in confidence in the confirmation process or processing power of the network may adversely impact the Company's mining activities, inventory of coins, and future investment strategies.

The price of coins may be affected by the sale of coins by other vehicles investing in coins or tracking cryptocurrency markets.

To the extent that other vehicles investing in coins or tracking cryptocurrency markets form and come to represent a significant proportion of the demand for coins, large redemptions of the securities of those vehicles and the subsequent sale of coins by such vehicles could negatively affect cryptocurrency prices and therefore affect the value of the inventory held by the Company.

Risk related to technological obsolescence and difficulty in obtaining hardware.

To remain competitive, the Company will continue to invest in hardware and equipment at its facilities required for maintaining the Company's mining activities. Should competitors introduce new services/software embodying new technologies, the Company recognizes its hardware and equipment and its underlying technology may become obsolete and require substantial capital to replace such equipment. There can be no assurance that mining hardware will be readily available when the need is identified.

Equipment in the HIVE Facilities will require replacement from time to time. Shortages of graphics processing units may lead to unnecessary downtime as the Company searches for replacement equipment to ensure the HIVE Facilities are running smoothly. Moreover, there can be no assurance that new and unforeseeable technology, either hardware-based or software-based, will not disrupt the existing cryptocurrency industry. For example, the arrival of quantum computers, which are capable of solving certain types of mathematical problems fundamental to cryptocurrency more quickly and efficiently than traditional computers, may have a significant effect on the cryptocurrency industry.

Risks related to insurance.

The Company intends to insure its operations in accordance with technology industry practice. However, the Company is currently unable to obtain insurance covering the loss of its cryptocurrency assets. The occurrence of an event that is not covered or fully covered by insurance could have a material adverse effect on the Company.

Transactional Fees and Demand for Bitcoin

Currently, miners receive both rewards of new Bitcoin and transaction fees paid in Bitcoin by persons engaging in Bitcoin transactions on the Bitcoin blockchain for being the first to solve Bitcoin blocks. As the number of Bitcoins awarded for solving a block in a blockchain decreases through the halving events described above, the incentive for miners to continue to contribute to the Bitcoin network may transition from a set reward and transaction fees to solely transaction fees. This transition could be accomplished by miners independently electing to record in the blocks they solve only those transactions that include payment of the highest transaction fees. If transaction fees paid for Bitcoin transactions become too high, the marketplace may be reluctant to accept Bitcoin as a means of payment, and existing users may be motivated to switch from Bitcoin to another cryptocurrency or to fiat currency. Either the requirement from miners of higher transaction fees in exchange for recording transactions in a blockchain or a software upgrade that automatically charges fees for all transactions may decrease demand for Bitcoin and prevent the expansion of the Bitcoin network to retail merchants and commercial businesses, resulting in a reduction in the price of Bitcoin. Decreased use of and demand for Bitcoin may adversely affect its value and result in a reduction in the price of Bitcoin and, consequently, the value of our ordinary shares.

The decentralized nature of the governance of Bitcoin systems may lead to ineffective decision making that slows development or prevents a network from overcoming emergent obstacles. Governance of many Bitcoin systems is by voluntary consensus and open competition with no clear leadership structure or authority. To the extent lack of clarity in corporate governance of Bitcoin systems leads to ineffective decision making that slows development and growth of such cryptocurrencies, the value of our ordinary shares may be adversely affected.

Future Profits/Losses and Production Revenues/Expenses

Further development and acquisitions of server farms and the ongoing operation of the existing mining facilities will require additional capital and monthly expenses. The Company's operating expenses and capital expenditures may increase in subsequent years as needed consultants, personnel and equipment associated with the maintenance of the existing mining facilities and any other mining facilities the Company may acquire are added. There is no assurance that the Company will be successful in obtaining the required financing for these or other purposes, including for general working capital.

We have previously engaged in strategic transactions, including acquisitions of companies, technologies and personnel. In the future, we may seek additional opportunities to grow our mining operations, including through purchases of miners and facilities from other operating companies and through development of new facilities. Our ability to grow through future acquisitions and development will depend on the availability of, and our ability to identify, suitable acquisition and investment opportunities, our ability to compete effectively to attract those opportunities and the availability of financing to complete acquisitions. Future acquisitions and development may require us to issue common stock that would dilute our current stockholders' percentage ownership. As noted herein, our forecasts and plans are based upon data on the profitability of cryptocurrency, primarily Bitcoin, which is anew and unstable field.

Property and Other Insurance Risks

The Company's operations and computing equipment, including its mining operations, are subject to all of the hazards and risks normally encountered for computing equipment, blockchain and digital asset companies. Such hazards include the loss of computing and mining equipment resulting from natural disasters, including floods, fires, inclement weather, mudslides, earthquakes, or other similar events beyond the control of the Company or its suppliers, any of which could result in damage to, or destruction of, computing and/or mining equipment, damage to life or property, environmental damage, and possible legal liability for which the Company may not be insured or is underinsured for. Further, any failure in the Company's software, including its ability to effectively manage our server farms, could have a material adverse effect on the Company's business, results of operations and financial condition.

There is a risk of serious malfunctions in servers or central processing units and/or their collapse.

While the Company will maintain insurance against risks in the operation of its business and in amounts that it believes to be reasonable, such insurance will contain exclusions and limitations on coverage. If we incur losses that are material, our business, operating results and financial condition could be adversely affected, and we may not have recourse to an insurer. Even in the case of a loss for which that the Company maintains insurance, there is no guarantee that any such insurance coverage will be sufficient or that insurance proceeds will be paid to us.

The Company is unable to obtain insurance covering the loss of its cryptocurrency assets.

Hazards associated with high-voltage electricity transmission and industrial operations may result in suspension of our operations or the imposition of civil or criminal penalties.

The operations of the Company are subject to typical hazards associated with high-voltage electricity transmission and the supply of utilities to the facilities of the Company at an industrial scale, including explosions, fires, inclement weather, natural disasters, flooding, mechanical failure, unscheduled downtime, equipment interruptions, remediation, chemical spills, discharges or releases of toxic or hazardous substances or gases and other environmental risks. The hazards can cause personal injury and loss of life, severe damage to or destruction of property and equipment and environmental damage, and may result in suspension of operations and the imposition of civil or criminal penalties.

General Risk Factors

International Conflict

International conflict and other geopolitical tensions and events, including war, military action, terrorism, trade disputes, and international responses thereto have historically led to, and may in the future lead to, uncertainty or volatility in global commodity, energy, and financial markets. Russia's recent invasion of Ukraine has led to sanctions being levied against Russia by the international community and may result in additional sanctions or other international action, any of which may have a destabilizing effect on commodity prices and global economies more broadly. The extent and duration of the current Russian-Ukrainian conflict and related international action cannot be accurately predicted at this time and the effects of such conflict may magnify the impact of the other risks identified in this AIF, including those relating to commodity price volatility and global financial conditions. The situation is rapidly changing and unforeseeable impacts may materialize and may have an adverse effect on our business, results of operation and financial condition.

Tax Decision in respect of the Company's Subsidiaries

The Company's wholly owned subsidiaries located in Sweden (Bikupa Datacenter AB ("Bikupa") and Bikupa Datacenter 2 AB ("Bikupa 2")) received decision notice of assessments ("the decision(s)"), on December 28, 2022, December 21, 2023 and December 22, 2023 for Bikupa, and February 14, 2023 and December 21, 2023 for Bikupa 2, from the Swedish Tax Authority in connection with the application of VAT and its ability to recover input VAT against certain equipment and other charges in a total amount of Swedish Krona ("SEK") 411.9 million or approximately $40.9 million.  The assessments covered the period December 2020 to December 2022 for Bikupa, and the period April 2021 to December 2022 for Bikupa 2, expressing the intent to reject the recovery of all the VAT for the periods under assessment.

The Company filed a formal appeal in connection with the December 28, 2022 Bikupa decision on February 9, 2023; however, there can be no guarantee that the Company will achieve a favourable outcome in its appeal.  A formal appeal for Bikupa 2 in relation to the February 14, 2023 decision was filed on March 10, 2023 by the Company.  The Company has engaged an independent legal firm and independent audit firm in Sweden that have expertise in these matters to assist in the appeal process.  The Company does not believe that the decisions have merit because in our opinion and those of our independent advisors, the decisions are not compatible with the current applicable law and therefore the amount claimed to be owed by the Company is not probable.  According to general principles regarding the placement of the burden of proof, it is up to the Swedish Tax Agency to provide sufficient evidence in support of its decisions.  In our opinion, the Swedish Tax Agency has not substantiated their claim.  We are not aware of any precedent cases, authoritative literature, or other statements that support the Swedish Tax Agency's position. The cases are currently in the County Administrative Court.

It is not yet known when these disputes will be resolved; the due process following appeals and the court ruling could extend well beyond a year.  Furthermore, given that the industry is rapidly developing, there can be no guarantee that changes to the laws or policies of Sweden will not have a negative impact on the Company's tax position with respect to the eligibility of the claimed VAT.

If the Company is unsuccessful in its appeals, the full amount could be payable including other items such as penalties and interest that may continue to accrue.  The Company will continue to assess these matters.

Limited Operating History

The Company has only a limited operating history upon which an evaluation of the Company and its prospects can be based. In particular, the Company has a limited history with its mining operations and remains in the early stage of development. The Company is subject to many risks common to venture enterprises, including under-capitalization, cash shortages, limitations with respect to personnel, financial and other resources and the lack of revenues. There is no assurance that the Company will be successful in achieving a return on shareholders' investment or meeting other metrics of success.

The Company incurs substantial expenses in the establishment and operation of its business. A significant portion of the Company's financial resources have been and will continue to be, directed to the development of its business and related activities. The success of the Company will ultimately depend on its ability to generate cash from its business. There is no assurance that the required funds will be available for future expansion of the Company's business. If the Company does not have access to the required funds to continue the operation and development of its business and operational activities, and to the extent that it does not generate cash flow and income, the Company's long-term viability may be materially and adversely affected.

Future Capital Needs, Uncertainty of Additional Financing and Dilution

The ability of the Company to secure any required financing to sustain operations and expansion plans will depend in part upon prevailing capital market conditions and business success. There can be no assurance that the Company will be successful in its efforts to secure any additional financing or additional financing on terms satisfactory to management.

The Company currently anticipates that the internally generated funds will be sufficient for working capital requirements. However, the Company will need to raise additional funds in order to support more rapid expansion, develop new or enhanced services and products, respond to competitive pressures, acquire complementary businesses or technologies or take advantage of unanticipated opportunities. The Company may be required to raise additional funds through public or private financing, strategic relationships or other arrangements. There can be no assurance that such additional funding, if needed, will be available on terms attractive to the Company, or at all. Even if such funding is available, the Company cannot predict the size of future issues of the HIVE Shares or securities convertible into HIVE Shares or the effect, if any, that future issues and sales of the HIVE Shares will have on the price of the HIVE Shares.

Furthermore, any additional equity financing may be dilutive to shareholders and debt financing, if available, may involve restrictive covenants. If additional funds are raised through the issuance of equity securities, the percentage ownership of the shareholders of the Company will be reduced, shareholders may experience additional dilution in net book value per share, or such equity securities may have rights, preferences or privileges senior to those of the holders of the common shares. If adequate funds are not available on acceptable terms the Company may be unable to develop or enhance its business, take advantage of future opportunity or respond to competitive pressures, any of which could have a material adverse effect on the Company's business, financial condition and operating results.

Management of Growth

The Company has recently experienced, and may continue to experience, rapid growth in the scope of its operations. This growth has resulted in increased responsibilities for the Company's existing personnel, the hiring of additional personnel and, in general, higher levels of operating expenses. In order to manage its current operations and any future growth effectively, the Company will need to continue to implement and improve its operational, financial and management information systems, as well as hire, manage and retain its employees and maintain its corporate culture including technical and customer service standards. There can be no assurance that the Company will be able to manage such growth effectively or that its management, personnel or systems will be adequate to support the Company's operations.

Additional Funding Requirements and Dilution

Further acquisitions of additional data centers will require additional capital to fund ongoing operating and capital expenditures, and the Company will require funds to operate as a public company. There is no assurance that the Company will be successful in obtaining the required financing for these or other purposes, including for general working capital. Also, the issuance of additional securities and the exercise of purchase warrants, stock options and other convertible securities will result in dilution of the equity interests of any persons who are or may become hold shares of the Company.

Loss of Key Employees & Contractors

The Company will depend on a number of key employees and contractors, the loss of any one of whom could have an adverse effect on the Company. The Company will not have and is not expected to purchase key person insurance on such individuals, which insurance would provide the Company with insurance proceeds in the event of their death. Without key person insurance, the Company may not have the financial resources to develop or maintain its business until it replaces the individual. The development of the business of the Company will be dependent on its ability to attract and retain highly qualified management and mining personnel. The Company will face competition for personnel from other employers. If the Company is unable to attract or retain qualified personnel as required, it may not be able to adequately manage and implement its business plan.

Pandemics

The Company cautions that current global uncertainty about pandemics and their potential effect on the broader global economy may significantly negatively affect the Company.

Conflicts of Interest

Certain of the officers and directors of the Company are also directors, officers or shareholders of other companies. Such associations may give rise to conflicts of interest from time to time. The directors of the Company will be required by law to act honestly and in good faith with a view to the best interests of the Company and to disclose any interest which they may have in any project or opportunity of the Company. If a conflict arises at a meeting of the Board, any director in a conflict will disclose his interest and abstain from voting on such matter. In determining whether or not the Company will participate in any project or opportunity, the director will primarily consider the degree of risk to which the Company may be exposed and its financial position at that time.

Liquid Market or Securities

Even though currently the Company's Common Shares, which trade on the TSXV, NASDAQ and FSE, have an active and liquid market, there can be no assurance that an active and liquid market for the Common Shares will continue or be maintained.

Dividends

To date, the Company has not paid any dividends on its outstanding securities and the Company does not expect to do so in the foreseeable future. Any decision to pay dividends on the Company's Common Shares will be made by the Board of Directors.

Interest Rate Risk

Interest rate risk is the risk that the future cash flows of a financial instrument will fluctuate because of changes in market interest rates. The Company has not entered into any derivative contracts to manage this risk. The Company will be exposed to interest rate changes on its investments that are expected to pay interest, and any credit facilities it may have that bear interest at a floating rate. Changes in the prime lending rate would affect earnings and could adversely affect the Company's profitability.

Currency Exchange Risk

The Company is exposed to fluctuations in currency exchange rates, which could negatively affect its financial condition and results of operations. In particular, exchange rate fluctuations may affect the costs that the Company incurs in its operations. Cryptocurrencies are generally sold in U.S. dollars and the Company's costs are incurred principally in Canadian dollars as well as other foreign currencies. The appreciation of non-U.S. dollar currencies against the U.S. dollar could increase the cost of mining in U.S. dollar terms. In addition, the Company holds cash balances in both U.S. dollars and Canadian dollars the values of which are impacted by fluctuations in currency exchange rates.

Trading Price of Common Shares and Volatility

In recent years, the securities markets in the United States and Canada, have experienced a high level of price and volume volatility, and the market prices of securities of many companies have experienced wide fluctuations in price that have not necessarily been related to the operating performance, underlying asset values or prospects of such companies. There can be no assurance that continual fluctuations in price will not occur, and the trading price of the Company's shares may be subject to large fluctuations and may decline below the price at which an investor acquired its shares. The trading price may increase or decrease in response to a number of events and factors, which may not be within the Company's control nor be a reflection of the Company's actual operating performance, underlying asset values or prospects. Accordingly, investors may not be able to sell their securities at or above their acquisition cost.

Forward Looking Statements

Statements contained in this AIF that are not historical facts, but rather are forward looking statements involve risks and uncertainties. There can be no assurance that such statements will prove to be accurate as actual results and future events could differ materially from those anticipated in such statements. Forward-looking information in this AIF includes information about the Company's use and profitability of the Company's computing power; plans for growth and scaling up strategies; the Company's strategic partnerships; the cost of energy in each of the jurisdictions where we conduct mining operations; potential and existing regulation of the availability of electricity; potential regulatory developments generally, expected enhancements in the efficiency of the Company's ASIC mining operations; the Company's strategy to acquire, develop and operate data centers and potential growth of the Company's computing capacity; expected electrical and mining capacity; the Company's plans to manage its data centers and trading operations from Bermuda; the value of the Company's digital currency inventory; competition from exchange traded funds holding Bitcoin, the risks of failing to grow our hashrate; the business goals and objectives of the Company, and other forward-looking information including but not limited to information concerning the intentions, plans and future actions of the Company.

The Company has made assumptions about the expected delivery time for ASIC equipment; historical prices of digital currencies; electricity pricing; the ability of the Company to mine digital currencies in an environment consistent with historical prices; and that there will be no regulation or law that will prevent the Company from operating its business as it currently is operated. The Company has also assumed that no significant events occur outside of the Company's normal course of business. Although the Company believes that the assumptions inherent in the forward-looking information are reasonable, forward-looking information is not a guarantee of future performance and accordingly undue reliance should not be put on such information due to its inherent uncertainty.

DIVIDENDS AND DISTRIBUTIONS

Although not restricted from doing so, the Company has not paid any dividends since incorporation and the Company does not expect to pay dividends in the foreseeable future. Payment of dividends in the future will be made at the discretion of the Board based upon, among other things, cash flow, the results of operations and financial condition of the Company, the need for funds to finance ongoing operations and such other considerations as the Board considers relevant.

DESCRIPTION OF CAPITAL STRUCTURE

The authorized capital of the Company consists of an unlimited number of Common Shares without par value and an unlimited number of preferred shares without par value. As at March 31, 2024, there were 106,080,151 Common Shares and nil preferred shares issued and outstanding. As of the date hereof, there are 117,081,944 Common Shares and nil preferred shares issued and outstanding.

The holders of the Common Shares are entitled to dividends, if, as and when declared by the Board of Directors, to one vote per Common Share at meetings of the Company's shareholders and, upon liquidation, to share equally in such assets of the Company as are distributable to the holders of the Company's Common Shares. The Company's shares are not subject to any pre-emptive rights, conversion or exchange rights, redemption, retraction, purchase for cancellation or surrender provisions, sinking or purchase fund provisions, provisions permitting or restricting the issuance of additional securities or provisions requiring a shareholder to contribute additional capital.

Holders of Common Shares are entitled to receive notice of meetings of shareholders of the Company, to attend and to cast one vote per Common Share at all such meetings. Holders of the Common Shares are entitled to receive, on a pro rata basis, such dividends if, as and when declared by the Company's board of directors.

In the event of any liquidation, dissolution or winding-up of the Company or other distribution of the assets of the Company among holders of Common Shares for the purposes of winding-up its affairs, the holders of Common Shares will be entitled, subject to the rights of the holders of any other class or series of shares ranking senior to the Common Shares, to receive on a pro rata basis the remaining property or assets of the Company available for distribution, after the payment of debts and other liabilities.

The Common Shares do not have attached to them any conversion, exchange rights, exercise, redemption or retraction provisions.

MARKET FOR SECURITIES

Trading Price and Volume

The Common Shares trade on the: (i) TSXV under the symbol "HIVE"; (ii) NASDAQ under the symbol "HIVE"; and (iii) FSE under the symbol "HBFA.F". The Common Shares traded on the OTCQX until June 30, 2021, and on July 1, 2021, HIVE's Common Shares began trading on the NASDAQ.

The following table sets out the price range and trading volume for the Common Shares, as reported by the TSXV, for each month since the beginning of the Company's most recently completed financial year:

	Price Range
Month	High (CAD)	Low (CAD)	Volume
June 1 - June [X]	[X]	[X]	[X]
May, 2024	3.74	3.00	8,204,198
April, 2024	4.61	3.49	7,575,961
March, 2024	5.43	3.78	11,886,598
February, 2024	6.19	4.01	19,729,108
January, 2024	6.70	3.99	17,251,476
December, 2023	7.58	4.16	25,795,281
November, 2023	4.90	3.79	10,695,645
October, 2023	4.85	3.87	9,838,919
September, 2023	4.99	3.92	5,384,455
August, 2023	7.05	4.60	6,591,307
July, 2023	8.96	6.27	11,632,022
June, 2023	6.42	3.91	9,298,960
May, 2023	4.43	3.75	6,771,500
April, 2023	5.59	4.08	7,861,600

The following table sets out the price range and trading volume for the Common Shares, as reported by the NASDAQ, for each month since the beginning of the Company's most recently completed financial year.

	Price Range
Month	High (USD)	Low (USD)	Volume
June 1 - June [X]	[X]	[X]	[X]
May, 2024	2.74	2.18	45,164,916
April, 2024	3.41	2.53	46,331,056
March, 2024	3.99	2.78	57,035,349
February, 2024	4.59	2.96	71,055,617
January, 2024	5.07	2.94	71,330,603
December, 2023	5.74	3.07	122,734,912
November, 2023	3.57	2.75	26,350,553
October, 2023	3.53	2.78	26,381,812
September, 2023	3.68	2.90	17,549,250
August, 2023	5.29	3.36	28,284,942
July, 2023	6.84	4.69	38,976,976
June 1, 2023	4.35	2.96	26,317,047
May, 2023	3.29	2.77	16,970,900
April, 2023	4.20	2.99	25,773,400

The following table sets out the price range and trading volume for the Common Shares, as reported by the FSE, for each month since the beginning of the Company's most recently completed financial year:

	Price Range
Month	High (EUR)	Low (EUR)	Volume
June 1 - June [X]	[X]	[X]	[X]
May, 2024	2.47	2.08	81,430
April, 2024	3.11	2.37	167,193
March, 2024	3.82	2.60	501,583
February, 2024	4.30	2.78	675,342
January, 2024	5.04	2.76	629,962
December, 2023	5.52	2.80	1,447,334
November, 2023	3.24	2.53	96,523
October, 2023	3.27	2.70	89,911
September, 2023	3.30	2.69	84,290
August, 2023	4.84	3.14	105,430
July, 2023	5.88	4.25	497,412
June, 2023	4.38	2.75	229,810
May, 2023	2.96	2.58	52,567
April, 2023	3.78	2.81	80,539

Prior Sales

The following sections set out the securities of the Company that were issued during Fiscal 2024, including Common Shares issued upon the exercise of stock options of the Company ("Options") and the Common Shares issuable upon conversion of outstanding restricted share units of the Company ("RSUs").

Options

The following table summarizes details of the stock options to purchase an aggregate of 620,000 Common Shares issued by the Company during Fiscal 2024:

Date of Issuance	Exercise Price per Option	Number of Options
July 6, 2023	CAD$6.86	620,000

RSUs

The following table summarizes details of the 257,976 RSUs issued by the Company during Fiscal 2024:

Date of Issuance	Price per RSU	Number of RSUs
January 5, 2024	N/A	241,976
January 12, 2024	N/A	16,000

Common Shares

The following table sets out details of an aggregate of 21,907,440 Common Shares issued by the Company during Fiscal 2024:

Date of Issuance	Price per Common Share	Number of Common Shares
April 3, 2023	N/A	8,750(1)
May 17, 2023	$4.09	33,900(2)
May 19, 2023	$4.17	13,100(2)
May 24, 2023	$4.23	200(2)
May 25, 2023	$4.34	10,500(2)
May 25, 2023	N/A	1,200(1)
May 26, 2023	N/A	600(1)
May 30, 2023	$4.16	3,800(2)
May 31, 2023	$4.24	9,300(2)
June 1, 2023	$4.30	5,100(2)
June 2, 2023	$4.39	10,000(2)
June 2, 2023	N/A	4,350(1)
June 5, 2023	$4.49	4,000(2)
June 8, 2023	$4.21	5,200(2)

June 14, 2023	$4.14	9,500(2)
June 20, 2023	$4.33	42,600(2)
June 21, 2023	$4.48	14,000(2)
June 22, 2023	$4.72	52,700(2)
June 23, 2023	$5.06	90,100(2)
June 26, 2023	$5.05	7,800(2)
June 27, 2023	$5.38	68,200(2)
June 28, 2023	$5.63	6,400(2)
June 29, 2023	$5.61	94,100(2)
June 30, 2023	$6.00	53,900(2)
July 4, 2023	$6.13	15,100(2)
July 5, 2023	$6.22	132,800(2)
July 6, 2023	$6.49	37,500(2)
July 7, 2023	$6.86	68,400(2)
July 7, 2023	$5.66	10,500(3)
July 10, 2023	$6.99	4,500(2)
July 10, 2023	N/A	10,500(1)
July 11, 2023	$7.43	98,000(2)
July 12, 2023	$7.65	53,400(2)
July 14, 2023	$7.70	9,700(2)
July 17, 2023	$8.60	302,300(2)
July 19, 2023	$8.15	15,200(2)
July 20, 2023	$5.66	2,000(3)
July 21, 2023	$7.56	18,600(2)
July 24, 2023	$7.73	2,900(2)
July 25, 2023	$7.23	7,000(2)
July 27, 2023	$7.03	9,600(2)
July 28, 2023	$6.94	7,400(2)
August 1, 2023	$6.97	19,300(2)
August 2, 2023	$7.17	6,800(2)
August 10, 2023	$6.54	8,900(2)
August 14, 2023	$6.44	9,700(2)
August 15, 2023	$6.19	13,200(2)
August 24, 2023	$4.90	1,000(2)
August 25, 2023	$5.10	97,028(2)
August 29, 2023	$4.73	8,504(2)
August 30, 2023	$4.73	10,151(2)
August 31, 2023	$5.35	193,228(2)
September 6, 2023	N/A	3,150(1)
September 8, 2023	$4.74	8,600(2)
September 11, 2023	$4.66	3,100(2)
September 12, 2023	N/A	600(1)
September 12, 2023	N/A	5,250(1)

September 14, 2023	$4.55	107,110(2)
September 15, 2023	$4.41	1,900(2)
September 18, 2023	$4.47	54,500(2)
September 20, 2023	$4.45	79,539(2)
September 21, 2023	$4.36	12,600(2)
September 22, 2023	$4.32	1,600(2)
September 26, 2023	$4.11	5,277(2)
September 27, 2023	$4.07	5,700(2)
September 27, 2023	N/A	18,000(1)
September 29, 2023	$4.05	22,700(2)
October 2, 2023	$4.30	80,200(2)
October 3, 2023	$4.35	6,200(2)
October 4, 2023	$4.51	110,951(2)
October 6, 2023	$4.02	19,700(2)
October 10, 2023	$4.04	1,100(2)
October 10, 2023	N/A	1,050(1)
October 11, 2023	$4.19	69,017(2)
October 12, 2023	$4.39	30,400(2)
October 17, 2023	$3.97	5,400(2)
October 18, 2023	$4.21	142,978(2)
October 19, 2023	$4.36	13,800(2)
October 19, 2023	N/A	27,300(1)
October 23, 2023	$4.06	28,049(2)
October 24, 2023	$4.19	54,900(2)
October 25, 2023	$4.33	162,402(2)
October 26, 2023	$4.70	372,153(2)
October 26, 2023	N/A	1,050(1)
October 27, 2023	$4.82	21,100(2)
October 31, 2023	$4.35	7,600(2)
November 1, 2023	$4.23	37,361(2)
November 2, 2023	$4.21	49,655(2)
November 3, 2023	$4.21	3,900(2)
November 6, 2023	$4.45	106,703(2)
November 7, 2023	$4.63	36,500(2)
November 8, 2023	$4.67	10,000(2)
November 9, 2023	$4.61	6,300(2)
November 13, 2023	$4.76	201,460(2)
November 14, 2023	$4.50	1,300(2)
November 14, 2023	N/A	4,200(1)
November 14, 2023	N/A	2,100(1)
November 17, 2023	$4.24	54,734(2)
November 21, 2023	$4.06	18,100(2)
November 22, 2023	$4.17	16,700(2)

November 27, 2023	$3.91	4,100(2)
November 27, 2023	N/A	1,050(1)
November 28, 2023	$3.99	60,500(2)
November 29, 2023	$4.04	6,800(2)
November 29, 2023	N/A	345,566(4)
November 30, 2023	$4.18	209,083(2)
December 1, 2023	$4.34	47,080(2)
December 5, 2023	$4.59	444,716(2)
December 5, 2023	N/A	14,000(1)
December 6, 2023	$5.10	491,864(2)
December 7, 2023	$5.53	436,393(2)
December 8, 2023	$5.49	8,700(2)
December 11, 2023	$5.38	64,604(2)
December 12, 2023	$5.60	214,157(2)
December 14, 2023	$4.61	94,283(2)
December 15, 2023	$4.83	183,698(2)
December 19, 2023	$4.87	53,800(2)
December 20, 2023	$5.12	171,000(2)
December 20, 2023	N/A	150,000(1)
December 27, 2023	$6.89	326,112(2)
December 27, 2023	$5.66	10,000(3)
December 28, 2023	$6.81	22,874(2)
December 29, 2023	$7.36	1,054,176(2)
December 29, 2023	N/A	200,000(1)
January 2, 2024	N/A	150,000(1)
January 3, 2024	$7.28	94,741(2)
January 4, 2024	$6.28	236,488(2)
January 4, 2024	N/A	6,300(1)
January 5, 2024	$5.90	14,600(2)
January 8, 2024	$7.58	150,713(2)
January 10, 2024	$5.85	243,288(2)
January 11, 2024	$5.92	3,600(2)
January 12, 2024	$5.91	224,600(2)
January 16, 2024	$6.21	155,224(2)
January 17, 2024	$4.96	8,100(2)
January 18, 2024	N/A	2,100(1)
January 22, 2024	$4.69	6,200(2)
January 23, 2024	$4.28	8,921(2)
January 24, 2024	$4.32	11,010(2)
January 26, 2024	N/A	5,250(1)
January 26, 2024	N/A	2,100(1)
January 26, 2024	$4.18	40,556(2)
January 29, 2024	$4.14	65,020(2)

January 30, 2024	$4.40	297,590(2)
January 31, 2024	$4.63	132,881(2)
February 1, 2024	$4.70	7,000(2)
February 2, 2024	$4.60	6,100(2)
February 2, 2024	$5.00	5,750,000(5)
February 5, 2024	$4.42	75,420(2)
February 8, 2024	$4.13	50,576(2)
February 9, 2024	$4.17	20,400(2)
February 12, 2024	$4.48	211,350(2)
February 13, 2024	$4.84	264,703(2)
February 14, 2024	$5.21	544,050(2)
February 16, 2024	$5.54	1,198,550(2)
February 20, 2024	N/A	3,150(1)
February 20, 2024	$5.97	129,089(2)
February 21, 2024	$6.09	31,064(2)
February 22, 2024	$5.99	2,500(2)
February 26, 2024	N/A	25,200(1)
February 26, 2024	$5.63	72,369
February 28, 2024	N/A	2,250(1)
February 28, 2024	$5.71	574,310(2)
February 29, 2024	$5.99	160,346(2)
February 29, 2024	N/A	150,000(1)
March 1, 2024	$6.02	154,259(2)
March 4, 2024	$5.56	15,357(2)
March 5, 2024	$5.23	23,903(2)
March 6, 2024	$5.30	21,353(2)
March 7, 2024	$4.86	2,200(2)
March 8, 2024	$4.70	108,152(2)
March 11, 2024	$4.66	1,400(2)
March 12, 2024	$4.68	224,207(2)
March 13, 2024	$4.67	42,444(2)
March 14, 2024	$4.24	135,651(2)
March 15, 2024	$4.26	187,192(2)
March 18, 2024	N/A	2,100(1)
March 19, 2024	$4.09	313,434(2)
March 20, 2024	$4.17	33,107(2)
March 21, 2024	$4.03	46,520(2)
March 22, 2024	$4.20	457,293(2)
March 25, 2024	$4.38	96,192
March 26, 2024	N/A	1,050(1)
March 27, 2024	$4.28	426,705(2)
March 28, 2024	$4.33	106,156(2)

Note:

(1) Issued in connection with the vesting of RSUs.

(2) Issued in connection with the 2023 ATM Equity Program.

(3) Issued in connection with stock options exercised.

(4) Issued in connection with acquisition of property in Sweden Boden 2.

(5) Issued in connection with special warrant financing in December 2023.

Pursuant to the May 2023 ATM Equity Program, the Company issued an aggregate of 1,374,700 Common Shares over the facilities of the Nasdaq, for aggregate gross proceeds to the Company of $6.8 million (CAD$9.0 million). The Common Shares were sold at prevailing market prices, for an average price per ATM Share of CAD$6.55.

Pursuant to the August 2023 ATM Equity Program, the Company issued an aggregate of 13,612,024 Common Shares over the facilities of the Nasdaq, for aggregate gross proceeds to the Company of $52.7 million (CAD$71.0 million). The Common Shares were sold at prevailing market prices, for an average price per ATM Share of CAD$5.22.

ESCROWED SECURITIES

As at March 31, 2024, no securities of the Company were held in escrow or subject to contractual restrictions.

DIRECTORS AND OFFICERS

Name, Occupation and Security Holding

The following table sets forth the name, province/state and country of residence, position held with the Company and principal occupation during the five (5) preceding years of each person who is a director and/or an executive officer of the Company as at the date hereof.

Name, Province or State and Country of Residence, and Position with the Company(1)	Present Principal Occupation, Business or Employment(1)	Date Served as Director or Officer Since	Number and percentage of Common Shares beneficially owned, or controlled or directed, directly or indirectly(2)
Frank Holmes (4),(5)) Texas, USA Executive Chairman, Director	Chief Executive Officer and Chief Investment Officer of U.S. Global Investors, Inc.	August 23, 2017	139,000 (0.12%)
Marcus New (3),(6) British Columbia, Canada Director	CEO of InvestX Capital & Managing Partner of InvestX Master GP1. Former CEO of Stockhouse Publishing.	March 25, 2018	226,000 (0.20%)
Darcy Daubaras British Columbia, Canada Chief Financial Officer	Chief Financial Officer of the Company from October 2018 to present; Senior Finance Consultant of FinancialCAD Corporation from April 2016 to September 2018.	October 1, 2018	8,900 (<0.01%)

Name, Province or State and Country of Residence, and Position with the Company(1)	Present Principal Occupation, Business or Employment(1)	Date Served as Director or Officer Since	Number and percentage of Common Shares beneficially owned, or controlled or directed, directly or indirectly(2)
Dave Perrill (3),(4) Minnesota, USA Director	Founder and CEO of PerrillCo. Founder and former CEO of Compute North LLC.	October 21, 2019	Nil (0.00%)
Aydin Kilic British Columbia, Canada President & Chief Executive Officer	President & Chief Executive Officer of the Company from January 2023 to present.
President & Chief Operating Officer of the Company from August 2021 to January 2023.
	Founder and CEO, Fortress Technologies Inc. November 2017- September 2021	August 17, 2021	50,200 (<0.01%)
Susan McGee (3),(5) Texas, USA Director	Self-employed from June 2018 to present; President and General Counsel of U.S. Global Investors, Inc. from September 1992 to June 2018.	December 21, 2021	50,000 (<0.01%)
Luke Rossy Montreal, Canada Chief Operating Officer	Chief Operating Officer of the Company from January 2024 to present. VP Operations of the Company from May 2023 to January 2024. Senior Developer and Operations Manager of the Company from April 2021 to May 2023. Senior Developer at GPU.one from April 2018 - April 2021.	January 4, 2024	4,500 (<0.01%)
Mario Sergi Montreal, Canada Chief Information Officer	Chief Information Officer of the Company from January 2024 to present. Senior Manager, Data Center Operations & Infrastructure of the Company from Aug 2021 to Jan 2024. Chief Information Officer of CaSA.energy from Feb 2016 to April 2021	January 4, 2024	1,050 (<0.01%)

Notes:

(1) The information as to place of residence, principal occupation and number of Common Shares beneficially owned or over which a director or officer of the Company exercises control or direction, is not within the knowledge of the management of the Company and has been furnished by the respective directors and officers of the Company.

(2) Based on 117,081,944 issued and outstanding Common Shares of the Company, as of the date hereof.

(3) Member of the Audit Committee.

(4) Member of the Compensation Committee.

(5) Member of the Governance Committee.

(6) Chair of the Audit Committee.

Directors are elected at each annual meeting of the Company's shareholders and serve as such until the next annual meeting or until their successors are elected or appointed.

As at the date hereof, the directors and executive officers of the Company, as a group, beneficially owned, directly or indirectly, or exercised control or direction over 335,100 Common Shares, representing 0.3% of the total number of Common Shares outstanding before giving effect to the exercise of rights, options, or warrants to purchase or otherwise receive Common Shares held by such directors and executive officers. The statement as to the number of Common Shares beneficially owned, directly or indirectly, or over which control or direction is exercised by the directors and executive officers of the Company as a group is based upon information furnished by the directors and executive officers.

Biographies of Directors and Officers

Frank Holmes, Executive Chairman, Director

Mr. Holmes is chief executive and chief investment officer at U.S. Global Investors, Inc. ("US Global"), which specializes in natural resources and emerging markets investing. As chief investment officer at U.S. Global, he oversees an investment team whose mutual funds have won more than two dozen Lipper Fund Awards and certificates since 2000. Mr. Holmes was named 2006 Mining Fund Manager of the Year by Mining Journal. He is co-author of the book The Goldwatcher: Demystifying Gold Investing and has written investment articles for investment-focused publications. Mr. Holmes is also a regular contributor to a number of investor-education websites. Mr. Holmes holds a bachelor's degree in economics from the University of Western Ontario. He also served as the President and Chairman of the Toronto Society of the Investment Dealers Association.

Marcus New, Director

Mr. New is an entrepreneur who has been involved in building a number of businesses disrupting the capital markets over the past twenty years. He is the current CEO of InvestX Capital an electronic trading platform for secondary shares in the private markets and Managing Partner of InvestX Master GP1 a late-stage venture investment manager for high net-worth investors, institutions and their advisers. Mr. New has led more than $500m of investments into the worlds leading private companies. Previously Mr. New was the founder and Chief Executive Officer of Stockhouse Publishing ("Stockhouse"), Canada's leading financial community and a global hub for affluent investors. Prior to launching Stockhouse, Mr. New founded and built Stockgroup Media, an online information and analytics company whose client base consisted of leading brokerage firms, global institutional sales desks, and hedge funds. Mr. New has a bachelor's degree in Business from Trinity Western University and has graduated from the Birthing of Giants program at the Massachusetts Institute of Technology.  Mr. New is the Chief Compliance Officer and Ultimate Designated Person for InvestX Financial an exempt market dealer in Canada and holds Finra series 24, 63, and 82 licenses.

Darcy Daubaras, Chief Financial Officer

Mr. Daubaras brings over twenty-five years of experience in corporate accounting and public company service. Prior to joining HIVE, Darcy was a member of the executive team at FinancialCAD Corporation. Mr. Daubaras has previously served as the Chief Financial Officer for Canadian listed public companies as well as serving as the Director of Corporate Accounting with Mercer International. Darcy was awarded a CPA, CA designation from the Chartered Professional Accountants of British Columbia as well as being awarded a CPA designation in Illinois and has experience with Sarbanes-Oxley. He received a Bachelor of Commerce from the University of Victoria.

Aydin Kilic, President & Chief Executive Officer

Mr. Kilic has a twenty-year career as an entrepreneur and electrical engineer with expertise in cryptocurrency, capital markets, real-estate development and scientific research. Mr. Kilic founded Fortress Blockchain Corp. in 2017, a Canadian public company in the blockchain industry mining BTC. Mr. Kilic has a degree in Engineering Sciences (Honours) from Simon Fraser University and brings deep experiences in the Bitcoin mining ecosystem. Mr. Kilic has led real-estate development projects valued at over CAD$150 million through large re-zoning and permitting processes. Furthermore, he has secured over $100 million in project and construction financings from Canadian banks, in additional to overseeing the successful acquisition of over $100 million of real property transactions. Prior to this, Mr. Kilic worked as a radio frequency (RF) engineer at Sierra Wireless, where he conducted research in electromagnetic science and worked in product development of company broadband antennas for wireless wide area network (WWAN) cellular devices.

Dave Perrill, Director

Mr. Perrill is a 4x technology founder and has 28 years of experience in the data center, networking, energy, software, and blockchain markets. Mr. Perrill previously founded Compute North LLC, a tier zero data center company that offered low-cost and efficient infrastructure services for clients in the blockchain, cryptocurrency mining and the broader high-performance computing space. Previously he founded and subsequently sold two technology companies, including an Internet Service and Managed Security Provider, which was acquired by Trustwave in 2013. He holds a Bachelor of Science in Management Information Systems and a Master of Business Administration in Finance from the University of Minnesota.

Susan McGee, Director

Susan McGee serves on the boards of directors of NYSE-listed Goldman Sachs BDC, Inc., Goldman Sachs Private Middle Market Credit LLC, and Goldman Sachs Private Middle Market Credit II LLC. She also serves on the boards of directors of ETTL Engineers & Consultants, Inc. and Nobul Corporation. In addition, Ms. McGee most recently served as a member of the SEC's Asset Management Advisory Committee, advising the SEC on ESG and DEI disclosures, market structure and various other matters.

Ms. McGee served as President of U.S. Global Investors, Inc., a NASDAQ-listed and SEC-registered investment advisor specializing in metals, mining and natural resources, from 1998 to 2018 and as the company's General Counsel from 1997 to 2018. Ms. McGee also served on the Investment Company Institute (ICI) Board of Governors from 2008 to 2018.

Luke Rossy, Chief Operating Officer

Mr. Rossy received his Bachelor of Commerce degree in Entrepreneurship (Entrepreneurial and Small Business Operations) and Information Technology Management (Information System Analysis and Implementation), from McGill University’s Desautels Faculty of Management. This background, combined with his interest and skills in the computer sciences, has transitioned into a near 20-year career as an entrepreneur, software developer and business operations leader, specializing in database design and its applications for operations management across various industries.

Over the years, Luke has designed and implemented numerous software solutions for public and private organizations. In 2010 and 2013, respectively, he co-founded, developed and managed sports analytics as well mobile advertising companies. His passion for technological innovation and education further led him, in 2017, to take on the role of teaching introductory computer programming courses in web development and database design and administration.

In 2018, Luke ventured into the realm of industrial Bitcoin mining when he joined the GPU.one team as Senior Developer and Operations Manager. There, Luke evolved industry operations through the development of fleet management software, which is currently utilized at HIVE. Today, Luke is HIVE’s Chief Operating Officer, where he plays a key role in maintaining its position as a leader in operational efficiency, year after year.

Mario Sergi, Chief Information Officer

Mr. Sergi hails from the world of telecommunications and data centers.  He was fortunate to delve into all aspects of systems & network operations and security, from customer support to supplier relations to project commissioning and delivery, to datacenter build-outs and cloud operations, and from complex, large-scale deployments to team management.

After 2 decades of service at small and large data networking providers and an energy company, he continued to explore the challenges regarding cloud solutions, cybersecurity, software development and data management. With 25 years in the technology world and a comprehensive understanding of technology, security, and a multidisciplinary technical background, Mr. Sergi brings a wide range of experience in technology, logistics management, strategic security awareness and a unique perspective to his role.

Cease Trade Orders, Bankruptcies, Penalties and Sanctions

Other than as set out below, no director or executive officer of the Company, is or was within 10 years before the date of this AIF, a director, chief executive officer or chief financial officer of any company that:

(a) while that person was acting in that capacity, was the subject of a cease trade order or similar order or an order that denied the relevant company access to any exemption under securities legislation for a period of more than 30 consecutive days; or

(b) while that person was acting in that capacity, was subject to an event that resulted, after the director or executive officer ceased to be a director or executive officer, in the company being the subject of a cease trade or similar order or an order that denied the relevant company access to any exemption under securities legislation for a period of more than 30 consecutive days.

No director or executive officer of the Company and no shareholder holding a sufficient number of securities of your company to affect materially the control of the Company is, as at the date of the AIF, or has been within the 10 years before the date of the AIF:

(a) a director or executive officer of any company that, while that person was acting in that capacity, or within a year of that person ceasing to act in that capacity, became bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency or was subject to or instituted any proceedings, arrangement or compromise with creditors or had a receiver, receiver manager or trustee appointed to hold its assets;

(b) become bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency, or become subject to or instituted any proceedings, arrangement or compromise with creditors, or had a receiver, receiver manager or trustee appointed to hold the assets of the director, executive officer or shareholder; or

(c) has been subject to:

(i) any penalties or sanctions imposed by a court relating to securities legislation or by a securities regulatory authority or has entered into a settlement agreement with a securities regulatory authority since December 31, 2000 or before December 31, 2000 the disclosure of which would likely be important to a reasonable security holder in making an investment decision; or

(ii) any other penalties or sanctions imposed by a court or regulatory body that would likely be considered important to a reasonable securityholder in making an investment decision.

Marcus New was Chief Executive Officer and a director of Invictus, which was the subject of a failure-to-file cease trade order issued by the BCSC on September 6, 2016, for failing to file certain financial statements and management's discussion and analysis. The cease trade order was revoked by the BCSC on September 7, 2016.

Dave Perrill, who is a Director of the Company, was the founder and CEO of Compute North Holdings, Inc. (now renamed "Mining Project Wind Down Holdings, Inc.") from October 2017 to September 1, 2022, which filed petitions under Chapter 11 of the United States Bankruptcy Code on September 22, 2022. Following a 363 sale (under the U.S. Bankruptcy Code) of the remaining assets, the restructuring plan was formally approved by Judge Isgur in the Southern District of Texas on February 16, 2023.

Frank Holmes and Marcus New were directors of the Company (Frank Holmes at the time was Interim Executive Chairman) during a management cease trade order issued by the BCSC on July 30, 2019, in connection with the late filing of the Company's March 31, 2019 annual financial statements and management's discussion and analysis, which cease trade order was revoked on October 8, 2019 upon the filing of the relevant financial statements and management's discussion and analysis.

Frank Holmes (at the time, Executive Chairman, Director and Interim Chief Executive Officer) and Darcy Daubaras (Chief Financial Officer) were subject to a management cease trade order issued by the BCSC on July 30, 2021 (the "2021 Cease Trade Order"), in connection with the late filing of the Company's March 31, 2021 annual financial statements and management's discussion and analysis. The 2021 Cease Trade Order was revoked on October 4, 2021 upon the filing of the relevant financial statements and management's discussion and analysis.

Frank Holmes (at the time, Executive Chairman, Director and Interim Chief Executive Officer) and Darcy Daubaras (Chief Financial Officer) were subject to a management cease trade order issued by the British Columbia Securities Commission on June 30, 2022 (the "2022 Cease Trade Order"), in connection with the late filing of the Company's annual financial statements and management's discussion and analysis for the years ended March 31, 2022 and 2021. The 2022 Cease Trade Order was revoked on July 20, 2022 upon the filing of the relevant financial statements and management's discussion and analysis.

Conflicts of Interest

To the best of the Company's knowledge, there are no known existing or potential conflicts of interest between the Company and any director or officer of the Company, except that certain of the directors and officers serve as directors and officers of other public companies, and therefore it is possible that a conflict may arise between their duties as a director or officer of the Company and their duties as a director or officer of such other companies. See "RISK FACTORS - General Risk Factors - Conflicts of Interest".

Conflicts of interest will be subject to, and will be resolved in accordance with, the procedures and remedies under the BCBCA.

AUDIT COMMITTEE DISCLOSURE

The complete text of the Audit Committee Charter is attached to this AIF as Schedule "A".

Composition of the Audit Committee

The current members of the Audit Committee are Marcus New (Chair), Susan McGee and Dave Perrill. All current members are independent members of the Audit Committee within the meaning of NI 52-110.

Relevant Education and Experience

All of the members of the Company's Audit Committee are financially literate as that term is defined in NI 52- 110. All members have an understanding of the accounting principles used by the Company to prepare its financial statements and have an understanding of its internal controls and procedures for financial reporting. In addition to each member's general business experience, the education and experience of each Audit Committee member relevant to the performance of his or her responsibilities as an Audit Committee member is as follows:

Marcus New

Marcus New has been a director and a member of the audit committees for a number of technology reporting issuers for more than twenty years.  He is registered as the UDP and Chief Compliance Officer for a registrant - InvestX Financial (Canada) Ltd., an exempt market dealer. He is a registered dealing representative in British Columbia, Alberta, Ontario, and Quebec. Mr. New has also been the Chief Compliance Officer and a registered representative for a FINRA registrant InvestX Markets LLC and is a series 24, 63, & 82 holder. Mr. New is also the CEO and leads the investment committee in a private equity firm focused on technology companies - InvestX Master GP1 Ltd. He holds a Bachelor of Arts degree in Business from Trinity Western University and has graduated from the Birthing of Giants program at the Massachusetts Institute of Technology.

Susan McGee

Susan McGee serves on the boards of directors of NYSE-listed Goldman Sachs BDC, Inc., Goldman Sachs Private Middle Market Credit LLC, and Goldman Sachs Private Middle Market Credit II LLC. She also serves on the boards of directors of ETTL Engineers & Consultants, Inc. and Nobul Corporation. In addition, Ms. McGee most recently served as a member of the SEC's Asset Management Advisory Committee, advising the SEC on ESG and DEI disclosures, market structure and various other matters.

Ms. McGee served as President of U.S. Global Investors, Inc., a NASDAQ-listed and SEC-registered investment advisor specializing in metals, mining and natural resources, from 1998 to 2018 and as the company's General Counsel from 1997 to 2018. Ms. McGee also served on the Investment Company Institute (ICI) Board of Governors from 2008 to 2018.

Dave Perrill

Dave Perrill is a 4x technology founder and has 28 years of experience in the data center, networking, energy, software, and blockchain markets. Mr. Perrill previously founded Compute North LLC, a tier zero data center company that offered low-cost and efficient infrastructure services for clients in the blockchain, cryptocurrency mining and the broader high-performance computing space. Previously he founded and subsequently sold two technology companies, including an Internet Service and Managed Security Provider, which was acquired by Trustwave in 2013. He holds a Bachelor of Science in Management Information Systems and a Master of Business Administration in Finance from the University of Minnesota.

Reliance on Certain Exemptions

The Corporation is not relying on any exemptions of NI 52-110.

Audit Committee Oversight

At no time since the commencement of the Corporation's financial year ended March 31, 2024 was a recommendation of the Audit Committee to nominate or compensate an external auditor (currently, Davidson & Company LLP) not adopted by the Board.

Pre-Approval Policies and Procedures

Formal policies and procedures for the engagement of non-audit services have yet to be formulated and adopted. Subject to the requirements of NI 52-110, the engagement of non-audit services is considered by the Board, and where applicable by the Audit Committee, on a case-by-case basis.

External Auditor Service Fees

	Year Ended 2024	Year Ended 2023
Audit fees	CAD$742,500	CAD$578,000
Audit related fees(1)	CAD$128,250	CAD$123,600
Tax fees	Nil	Nil
All other fees(2)	CAD$140,000	CAD$160,000
Total fees:	CAD$1,010,750	CAD$861,600

Notes:

(1) This amount represents fees for interim reviews.

(2) This amount represents fees for valuation analysis support.

PROMOTERS

HIVE has not had any promoters within the past two years.

LEGAL PROCEEDINGS AND REGULATORY ACTIONS

Legal Proceedings

During the financial year ended March 31, 2024 and as of the date hereof, the Company has not been party to, nor have its assets been the subject of, any legal proceeding that involves a claim of damages in excess of ten percent of the Company's assets, nor does the Company know of any such legal proceedings to be contemplated.

Regulatory Actions

Other than as disclosed herein, neither during the financial year ended March 31, 2024, nor as of the date hereof, has the Company: (i) been subject to any penalties or sanctions imposed against the Company by a court relating to securities legislation or by a securities regulatory authority or any penalty or sanction imposed by a court or regulatory body against the Company that would likely to be considered important to a reasonable investor in making an investment decision; or (ii) entered into any settlement agreement relating to securities legislation or with a securities regulatory authority.

INTEREST OF MANAGEMENT AND OTHERS IN MATERIAL TRANSACTIONS

Other than as disclosed herein, no director, executive officer or person or company that beneficially owns, or controls or directs, directly or indirectly, more than 10% of the Common Shares or any associate or affiliate of any such person or company, has or had any material interest, direct or indirect, in any transaction either within the three most recently completed financial years or during the current financial year that has materially affected or is reasonably expected to materially affect the Company.

AUDITORS, TRANSFER AGENT, AND REGISTRAR

The transfer agent and registrar for the Common Shares in Canada is Computershare Investor Services Inc. with its principal offices in Vancouver, British Columbia and Toronto, Ontario.

The auditors of the Company are Davidson & Company LLP, at its offices located at 1200 - 609 Granville Street, P.O. Box 10372, Pacific Centre, Vancouver, BC V7Y 1G6.

MATERIAL CONTRACTS

The only material contracts entered into by the Company as of the date hereof, other than in the ordinary course of business, are as follows:

1. Cryptologic SPA pursuant to which the Company acquired the Lachute Facility;

2. Share purchase agreement entered into between the Company and GPU One dated February 24, 2021;

3. Fireblocks License Agreement dated September 28, 2020; and

4. Amended and Restated 2023 Equity Distribution Agreement dated August 17, 2023.

Copies of the above material contracts are available under the Company's profile on the SEDAR+ website as www.sedarplus.ca.

INTERESTS OF EXPERTS

Names of Experts

Following are the names of each person or company who is named as having prepared or certified a report, valuation, statement or opinion described, included or referred to in a filing made under NI 51-102 by the Company during or relating to Fiscal 2024 and whose profession or business gives authority to such report, valuation, statement or opinion:

  Davidson & Company LLP are the independent auditors of the Company and have provided an auditor's report in respect of the financial statements for the years ended March 31, 2024 and 2023. Davidson & Company LLP confirmed that they are independent with respect to the Company within the meaning of the relevant rules and related interpretations prescribed by the relevant professional bodies in Canada and any applicable legislation or regulation.

Interests of Experts

Davidson & Company LLP does not beneficially own, directly or indirectly, any securities; nor does it have any interest in the property of the Company, and neither Davidson & Company LLP nor any of its directors, officers or employees is, or expects to be, elected, appointed or employed as a director, officer or employee of the Company or its associates or affiliates.

ADDITIONAL INFORMATION

Additional information relating to the Company can be found on SEDAR+ at www.sedarplus.ca, or on the Company's website at www.hivedigitaltechnologies.com. Additional information, including directors' and officers' remuneration and indebtedness, principal holders of the Company's securities and securities authorized for issuance under equity compensation plans is contained in the management information circular of the Company dated October 23, 2023, available on SEDAR+ at www.sedarplus.ca.

Additional financial information is provided in the Company's audited consolidated financial statements and management's discussion and analysis for the financial year ended March 31, 2024.

A-1

Schedule "A"
Audit Committee Charter